Form 10-K, Exhibit 13
period 1999-12-31
DOW JONES & CO INC
filed 2000-03-01
CIK 29924

                                                                   EXHIBIT 13
                 Dow Jones 1999 Annual Report, page 22


Management's Discussion and Analysis

Net income in 1999 was $272.4 million, or $2.99 per diluted share, compared with earnings of $8.4 million, or $.09 per diluted share, a year earlier. Earnings in 1999 included a net enhancement of $50 million, or $.55 per diluted share, largely from gains on sales of non-core investments. Sales of investments included the company's interest in United States Satellite Broadcasting, Inc. with a gain of $57.3 million, or $.63 per diluted share, and a portion of the company's minority interest in OptiMark Technologies, Inc. for a gain of $10.6 million, or $.12 per diluted share. These gains were somewhat offset by a loss of $16.3 million, or $.18 per diluted share, on the disposition of IDD Enterprises L.P., a wholly-owned subsidiary. Earnings were slightly tempered by a restructuring charge of $2.8 million ($1.6 million after tax) for employee severance associated with the conversion to electronic pagination of The Wall Street Journal.

On May 29, 1998, the company completed the sale of its Telerate subsidiary and recorded a loss on sale of $150.3 million ($123 million after taxes). In addition, Telerate net losses lowered consolidated net income by $23.3 million. Earnings in 1998 also included net gains of $19.3 million from the sales of a portion of the company's holdings in OptiMark Technologies Inc., WBIS+TV, Mediatex Communications Corp. and EDGAR Direct. In 1998, the company incurred restructuring charges of $76.1 million ($45.4 million after tax), largely from employee severance, write-down of assets and real estate lease terminations, as well as non-operating charges of $6.5 million ($4.2 million after tax) for redundant international television satellite leases, which are either being subleased or returned to the vendor.

In 1997, the company reported a loss of $802.1 million, or $8.36 per diluted share. Results included Telerate restructuring charges of $979.5 million ($922.5 after taxes), of which 97% was attributable to an impairment in Telerate's carrying value with the remaining portion mainly attributable to severance costs. In addition to these charges, Telerate net losses from operations lowered consolidated results by $67 million.

Net income (excluding special items from all years and Telerate in 1998 and 1997) was $222.4 million, or $2.44 per diluted share, in 1999, representing a 27% increase in earnings per share compared with net earnings of $185 million, or $1.92 per diluted share, in 1998. Earnings were $185.7 million, or $1.92 per diluted share, in 1997.

To enhance comparability of the financial results for the periods presented, the following table reconciles the reported results to income excluding these special items for 1999, 1998 and 1997. The term "special items", as used within the remainder of management's discussion and analysis, refers to those items within the table. The graphs that are displayed reflect results that also exclude special items.

                                                     Special Items
                                                     -------------

(in millions, except
 per share amounts)         1999 Income               1998 Income              1997 Income (Loss)
                         Operating  Net   EPS*     Operating  Net   EPS*    Operating     Net     EPS*
                         ---------  ---   ----     ---------  ---   ----    ---------     ---     ----
REPORTED INCOME          $389.5  $272.4  $2.99     $218.6  $  8.4  $ .09     $ (742.0) $(802.1) $(8.36)

ADJUSTED TO REMOVE:

Telerate loss                                       (33.2) (146.3) (1.51)    (1,064.4)  (989.5) (10.29)

Included in
 operating income:

One-time index fees,
 net of expenses                                                                 26.5     15.6     .15

Divested operations **                                                          (18.3)   (12.0)   (.13)

Restructuring charges:
 Employee severance        (2.8)   (1.6)  (.02)     (38.8)  (22.9)  (.24)
 Real estate
  lease terminations                                (20.0)  (12.2)  (.13)
 Technology related                                 (17.3)  (10.3)  (.11)
 Television                                                                      (4.7)    (2.8)   (.03)
 IDD Enterprises                                                                (17.1)   (11.1)   (.11)

Included in
 non-operating
 income:

International
 TV restructuring                                            (4.2)  (.05)                (19.3)   (.20)

Investment gains (loss):
 USSB Inc.                         57.3    .63
 OptiMark                          10.6    .12                8.2    .09
 IDD Enterprises                  (16.3)  (.18)
 EDGAR Direct                                                 1.0    .01
 WBIS+                                                        7.4    .08
 Mediatex                                                     2.7    .03
 Bear Island                                                                              27.7     .29
 American Demographics                                                                     3.6     .04
------------------------------------------------------------------------------------------------------
INCOME EXCLUDING
 SPECIAL ITEMS           $392.3  $222.4  $2.44     $327.9  $185.0  $1.92     $  336.0   $185.7   $1.92
======================================================================================================
*  Diluted
** Divested operations include European Business News, Dow Jones Investor Network, American
   Demographics, Inc. and IDD Enterprises' print publishing unit.


                 Dow Jones 1999 Annual Report, page 23


Diluted earnings per share (excluding special items as defined) in 1999 increased $.52, or 27%, from 1998 due to improved print publishing operating income ($.33, excluding U.S. television and newsprint price benefit), the positive impact of share repurchases ($.13), enhanced earnings at community newspapers ($.12, excluding newsprint price benefit), lower newsprint expense ($.12), reduced worldwide television losses ($.10) and a lower effective tax rate ($.07). These were partially offset by reduced earnings at electronic publishing ($.22), an increase in corporate expenses related to compensation, establishment of new business initiatives and process redesign ($.09) and combined higher equity losses ($.04).

Operating income in 1999 of $389.5 million advanced 78% from $218.6 million in 1998. Excluding special items from both periods, operating income increased $64.4 million, or 19.6%, to $392.3 million. EBITDA margin (defined as operating income excluding depreciation and amortization and restructuring charges) was 24.8% in 1999 compared to 22.2% (excluding Telerate) in 1998. Revenues in 1999 of $2 billion declined $156.3 million, or 7.2%. Excluding Telerate from 1998, revenues rose $129.6 million, or 6.9%, entirely attributable to advertising revenue, which grew 19%, resulting from an advertising linage gain of 17.9% at The Wall Street Journal. Revenue from the U.S., which represents 92% of total revenues, grew 8%, while revenue from international operations fell 3.7%. In 1999, expenses of $1.61 billion fell $327.2 million, or 16.9%, from 1998. Excluding special items and Telerate, consolidated expenses were up $65.3 million, or 4.2%, in part due to a rise in compensation, promotional spending on branding campaigns across all businesses, costs associated with international expansion and process redesign initiatives. Newsprint expense declined 7.5% compared with 1998, reflecting a 14.4% drop in average price per ton partially offset by an 8% increase in tons used in 1999.

On July 1, 1999, the company formed a 50-50 joint venture, Dow Jones Reuters Business Interactive LLC (Factiva), into which the company contributed a significant portion of its Dow Jones Interactive business. The company's share of Factiva's results is reported in Equity in Losses of Associated Companies. Prior to July 1, 1999, results of the interactive business contributed to Factiva were included in the company's information services revenues, expenses and operating income. If special items and Telerate were and one-half of the joint venture results were included effective
July 1, 1999, consolidated revenues of $2.06 billion in 1999 would have increased 9.8% from 1998, expenses of $1.67 million would have been 8% higher, and operating income of $387.6 million would have risen 18.2%. The EBITDA margin would have been 23.9% in 1999, compared with 22.2% a year earlier.

The restructuring charge in 1998 included staff reduction and occupancy-related charges of $58.8 million ($38.8 million and $20 million, respectively). As part of an effort to increase earnings per share and improve the company's margins, Dow Jones offered two voluntary retirement plans and closed certain operations. In total, approximately 520 employees throughout the company received severance. Also, as a result of reduced occupancy requirements post-Telerate, the company arranged to give back about 20% of the leased space at its New York headquarters.

The technology charge in 1998 of $17.3 million primarily related to the write-off of certain modules of the company's U.S. news-editing technology system, the Global News Management System (GNMS). The company started to build the GNMS system in 1993 at a time when off-the-shelf external vendor solutions were not available. The system was intended to provide state-of-the-art electronic news writing and editing to support the company's print publishing operations. While GNMS added some increased functionality to the news staff's desktops, the system that was built was too complicated to effectively prepare the pages for printing. The company decided it was more cost beneficial to invest in a new pagination system using current off-the-shelf technology rather than to invest additional resources in fixing the GNMS system.

In early 1999, the company initiated the Journal Pagination project, which is expected to streamline the production process and compose electronically all news and advertising pages of The Wall Street Journal using a fully integrated system with new ad-layout and editorial components. It is intended to provide a fresher and more competitive Journal by delivering the paper to more readers before 6:30 a.m. every business day while providing an edition with more timely news due to later closing pages. The Journal is expected to be fully paginated by the end of the second quarter of 2000. Other Dow Jones publications, notably Barron's, The Asian Wall Street Journal and The Wall Street Journal Europe, are expected to be utilizing the new pagination system by the end of 2000.

In 1998, the company also recorded a charge of $6.5 million ($4.2 million after taxes) to Equity in Losses of Associated Companies for additional costs related to redundant international television satellite leases as a result of establishing joint ventures with CNBC in 1997.

Operating income in 1998 was $218.6 million compared with an operating loss of $742 million in 1997. Excluding special items, operating income slipped 2.4%, to $327.9 million. EBITDA (excluding Telerate) was $416.5 million in 1998 versus $454.1 million in 1997. Revenues, excluding special items, of $1.87 billion increased 5.4% over comparable revenues in 1997. The revenue increase was largely

                 Dow Jones 1999 Annual Report, page 24


driven by electronic publishing operations. Excluding special items, expenses rose $104 million, or 7.2%, primarily as a result of increased employee compensation and higher newsprint costs. Newsprint expense was up $10.7 million, or 7%, from 1997, with 60% of the increase due to an increase in prices and 40% the result of higher consumption.

Restructuring costs in 1997, exclusive of Telerate, totaled $51.5 million consisting of a $21.8 million charge to operations relating to restructuring IDD Enterprises ($17.1 million) and U.S. television operations ($4.7 million), and a $29.7 million charge to Equity in Losses of Associated Companies for international television ventures. The IDD charge mainly reflected the write-down of goodwill, while the $29.7 million charge related to operating lease redundancies resulting from the merger of the company's international television operations with CNBC.


[PIE CHART]

1999 Percentage of Revenue by Segment

Print Publishing                  66%
Electronic Publishing             17%
Community Newspapers              17%


SEGMENT DATA

A summary of the results of operations for each of the company's principal business segments as well as additional financial data is displayed in Note 16 to the financial statements.

The company's business and financial news and information operations are reported in two segments: print publishing and electronic publishing. The results of the company's Ottaway Newspapers subsidiary, which publishes 19 daily newspapers and 15 weekly newspapers in 11 states in the U.S., are reported in the community newspaper segment.

Print publishing includes the operations of The Wall Street Journal and its international editions, Barron's and other periodicals, as well as U.S. television operations (results of the company's international television ventures are included in Equity in Losses of Associated Companies). Print publishing accounted for approximately 66% of 1999 continuing revenues. Approximately 9% of print publishing revenues are earned by international publications. Revenues, particularly advertising, for the print publications are historically seasonal with the fourth quarter typically being the strongest in terms of total volume followed by the second, the first and the third quarters. Within the print publishing segment, "U.S." revenue figures refer to all revenues, from whatever geographic source, for publications headquartered in the United States, while "international" revenue figures refer to all revenues, from whatever geographic source, for publications headquartered outside the United States.

Electronic publishing includes the operations of Dow Jones Newswires, Dow Jones Indexes, WSJ.com, dowjones.com and Dow Jones Interactive and other (the company's 50% share of Factiva's results are reported in the Equity in Losses of Associated Companies). Electronic publishing comprised 17% of 1999 continuing revenues, while the community newspapers segment accounted for the remainder of 1999 continuing revenues.

Divested/joint ventured operations in 1998 and 1997 included Telerate, European Business News, Dow Jones Investor Network, American Demographics, Inc. and IDD Enterprises' print publishing unit.


[BAR CHART]


Print Publishing
EBITDA
(in millions)

1997      $303.8
1998       272.0
1999       372.4


[BAR CHART]


Print Publishing
EBITDA Margin

1997       26.5%
1998       23.4%
1999       28.2%


PRINT PUBLISHING
==============================================================================
(in thousands)                                  1999         1998         1997
------------------------------------------------------------------------------
U.S. Publications:
  Advertising                             $  892,317   $  729,865   $  719,679
  Circulation and other                      311,565      319,293      308,134

International Publications:
  Advertising                                 73,327       67,773       70,977
  Circulation and other                       43,588       45,008       44,605
------------------------------------------------------------------------------
Total revenues                             1,320,797    1,161,939    1,143,395
Operating expenses                         1,013,760      988,357      896,204
------------------------------------------------------------------------------
Operating income                          $  307,037   $  173,582   $  247,191
------------------------------------------------------------------------------
EBITDA                                    $  372,354   $  272,005   $  303,837
EBITDA margin                                  28.2%        23.4%        26.6%
==============================================================================

                 Dow Jones 1999 Annual Report, page 25


[BAR CHART]


Print Publishing Advertising Revenue
(in millions)

     United States     International

1997        $1,028              $115
1998         1,049               113
1999         1,204               117


[PIE CHART]


1999 Wall Street Journal Linage by Category

General - other                         45%
General - technology                    15%
Financial                               27%
Classified and other                    13%


[BAR CHART]


International Journal Editions' Circulation
(in thousands)

         The Asian Wall Street Journal   The Wall Street Journal Europe

1997                                56                               65
1998                                59                               69
1999                                67                               80


Print publishing operating income in 1999 increased $133.5 million, or 77%, from 1998. Excluding restructuring charges of $2.8 million for employee severance in 1999 and $76.1 million for severance, write-down of assets and real estate lease terminations in 1998, print publishing operating income advanced $86.3 million, or 39%. In 1999, EBITDA rose $100.3 million, or 37%, from 1998 and increased 23% from 1997. Operating profit in 1999 benefited from strong advertising volume, with double-digit gains at The Wall Street Journal as well as Barron's and The Wall Street Journal Europe, and lower average newsprint prices. In contrast, operating profit in 1998 reflected a decline of 1.1% in Journal advertising linage and a modest increase in average newsprint prices from 1997.

Revenues in 1999 grew $158.9 million, or 13.7%, from 1998. U.S. revenue advanced 14.7%, driven by advertising revenue growth of 22%, reflecting the strength of a 17.9% linage gain at The Wall Street Journal. Barron's revenue rose $8.9 million, or 14.1%, sustained by a gain of 16.1% in Barron's national ad pages, which are primarily dependent on financial advertising. Revenue from The Wall Street Journal Europe and The Asian Wall Street Journal increased 12.1%, reflecting 26.1% and 9.6% advertising volume gains, respectively. Revenue from other international periodicals declined $4.9 million, or 13%. The decline largely reflected a revenue falloff at the Far Eastern Economic Review, a regional business publication in Asia, which was particularly affected by the Asian economic crisis. U.S. television revenue nearly doubled from 1998, reflecting significant gains in advertising revenue and a full year of the CNBC television agreement in 1999 versus nine months in 1998. Circulation and other revenues for print publishing fell 2.5% to $355.2 million in 1999.

All three principal Wall Street Journal advertising categories achieved volume gains in 1999. Financial advertising linage, which comprises 27% of total Journal linage and includes advertising from investment and trading firms as well as advertising for initial public offerings (IPO's), grew 17.7% in 1999 compared with a decline of 11.6% in 1998 and a gain of 6.4% in 1997. The surge in demand for financial advertising was driven largely by a strong economy, as financial services clients actively promoted their products, and IPO activity. The company expects this trend to continue at least through the first half of 2000, assuming the U.S. economy remains strong, and due to easier comparisons with the first half of 1999. General linage, which makes up 60% of total linage and includes advertising from all significant industries including technology, telecommunications, automotive and professional services, as well as corporate image and "dot-com" advertising, rose 21.9% in 1999, following gains of 2.1% in 1998 and 17.0% in 1997. The Journal benefited from strong "dot-com" advertising as well as long running technology advertisers repositioning their companies/services for the Internet. The technology component of general advertising increased 32% in 1999. General, excluding technology, was up a robust 19% in 1999. Classified and other advertising, which comprised the remaining 13% of Journal linage in 1999, posted a linage gain of 2% in 1999, after gains of 8.9% in 1998 and 13.4% in 1997. The 1999 growth is a result of real estate advertising, partly through the Weekend Journal section (first published on March 20, 1998), offset somewhat by a reduction in employment advertising. Effective January 2000, advertising rates for The Wall Street Journal were increased 4%, with four-color and spot color ad rates rising 5% and 8%, respectively.

Circulation revenue for U.S. print publications was down $10.6 million, or 3.6%, from 1998. Average circulation for the U.S. Wall Street Journal was 1,764,000 in 1999, following 1,773,000 in 1998, and 1,802,000 in 1997, with a drop in subscriptions partially offset by the expansion of low-revenue bulk distribution to hotel and airline markets. The Statement of Total Circulation
(STC), which presents circulation results in March and September, was first issued in March 1998. The STC provides circulation data which is reviewed by independent accountants, and also information on the quality and character of the publication's paid circulation, including complimentary and third party amenity copies, subscription terms and price. STC circulation for The Wall Street Journal was 1,855,000 for the six months ended September 30, 1999, compared with 1,836,000 a year earlier. Barron's average annual circulation of 300,000 was up from 296,000 in both 1998 and 1997.

                 Dow Jones 1999 Annual Report, page 26


Circulation revenue in 1999 for international publications was down $1.1 million, or 3.2%, from 1998, due to a revenue decline for the Far Eastern Economic Review and a weaker U.S. dollar in the Asian market. Average combined circulation for the international editions of The Wall Street Journal for 1999 was 147,000, up 14.7% from 1998, building upon the 5.7% increase from 1997.

Print publishing's expenses in 1999 rose $25.4 million, or 2.6%, from 1998. Excluding restructuring costs, expenses increased $72.6 million, or 7.7%, due to compensation (part of which was tied to advertising revenue gains) promotional spending (a portion of which was linked to the Journal's branding campaign) and costs related to international expansion. Newsprint expense declined $12.2 million, or 7.5%, as the company benefited from reduced prices. The average newsprint price per ton in 1999 was $503, down 14.3%, while consumption increased 8%. At December 31, 1999, the number of full-time employees in the print publishing segment was up 3.6% from a year ago, primarily due to expanded news coverage world-wide.

Print publishing revenues in 1998 advanced $18.5 million, or 1.6%, from 1997. Advertising revenue generated by U.S. publications rose modestly, due to rate increases as advertising volume declined 1.1% at The Wall Street Journal. U.S. circulation and other revenue in 1998 was level with 1997 as volume declines were offset by gains from rate increases. In 1998, advertising revenue from international publications was down $3.2 million, or 4.5%, reflecting a 10.5% drop in volume at The Asian Wall Street Journal partly offset by a 9% rise at The Wall Street Journal Europe.

Total segment expenses in 1998 climbed $92.2 million, or 10.3%, from 1997. Excluding restructuring charges, expenses rose $47 million, or 5.3%, reflecting higher costs related to employee compensation and newsprint prices. Newsprint expense increased 7.7% in 1998, reflecting an almost even split between price increases and higher consumption.


ELECTRONIC PUBLISHING
==============================================================================
(in thousands)                                  1999         1998         1997
------------------------------------------------------------------------------
Revenues                                    $349,998     $393,178     $363,232
Expenses                                     314,888      337,118      302,143
------------------------------------------------------------------------------
Operating income                            $ 35,110     $ 56,060     $ 61,089
------------------------------------------------------------------------------
EBITDA                                      $ 58,372     $ 88,409     $101,285
EBITDA margin                                  16.7%        22.5%        27.9%
==============================================================================


Operating income in 1999 for electronic publishing declined $21 million, or 37%, from 1998. Excluding special items, operating income fell $30.8 million as the company continued to invest in its electronic products, focus on revenue growth and expand its worldwide distribution. EBITDA fell $30 million, or 34%, in 1999.

Revenues in 1999 declined $43.2 million, or 11%, while operating expenses decreased 6.6%. The 1999 to 1998 comparison is distorted due to the impact, effective July 1, 1999, of contributing the bulk of the Dow Jones interactive business to the Factiva joint venture, whose results are recorded in Equity in Losses of Associated Companies.

The information included in the following table and related discussion excludes special items. Factiva's results are presented on a pro forma basis as if the venture was formed on January 1, 1998.


==============================================================================
(in thousands)                                          1999              1998
------------------------------------------------------------------------------
Dow Jones Newswires:
  North America                                     $172,193          $161,535
  International                                       36,868            44,718
------------------------------------------------------------------------------
Total Newswires                                      209,061           206,253
Factiva                                              111,329           108,514
WSJ.com                                               30,939            17,177
dowjones.com                                           5,472
Dow Jones Indexes                                     12,924            12,490
Other                                                 33,954            48,744
------------------------------------------------------------------------------
Total revenues                                       403,679           393,178
Operating expenses                                   373,241           327,257
------------------------------------------------------------------------------
Operating income                                    $ 30,438          $ 65,921
------------------------------------------------------------------------------
EBITDA                                              $ 54,692          $ 88,409
EBITDA margin                                          13.5%             22.5%
==============================================================================

                 Dow Jones 1999 Annual Report, page 27


[BAR CHART]


Electronic Publishing Revenue*
(in millions)

1997                    $332.2
1998                     393.2
1999                     403.7

* Excludes special items; includes 50% share of Factiva in 1999.


[BAR CHART]


Newswires Terminals
(in thousands)

                  North America   International

1997                        237              28
1998                        263              27
1999                        294              24


[BAR CHART]


WSJ.com Subscribers
(in thousands)

1997            172
1998            266
1999            375


Electronic publishing operating income decreased $35.5 million, or 54%, in 1999. Revenues grew $10.5 million, or 2.7%, and operating expenses increased $46 million, or 14.1%. EBITDA fell $33.7 million, or 38%, in 1999. The growth in expenses chiefly was due to the company's promotion of interactive products, expansion of Newswire businesses, principally internationally, and Factiva development costs. Since the sale of Telerate, which was the primary distributor of Newswires overseas, the company has invested heavily in its electronic products in an effort to expand internationally through various distribution channels and to position itself to take advantage of opportunities presented by the Internet.

Dow Jones Newswires revenue in 1999 increased modestly, as cancellations of Telerate-related terminals in Europe and Asia were partly offset by the start of distribution channels with Reuters and Bloomberg in late 1998/early 1999. The company initiated 20,400 user trials on Reuters and Bloomberg, of which roughly 12,600 were completed. Approximately 37% of the completed trials continued as paid subscribers with roughly 60% former Telerate customers and 40% new customers.

At the end of 1999, there were 318,000 newswires terminals compared with 290,000 a year ago and 257,000 in 1997. Terminal growth in North America was 31,000 in 1999, partly offset by a 3,000 decrease overseas. Revenue in the U.S. is affected by larger accounts that tend to contract for more terminals and receive larger volume discounts whereas overseas terminals yield higher per-terminal revenue. This resulted in a 17.6% decline in international revenue, which offset growth in North America. In 1999 the ratio between North America and international revenue was roughly 82% to 18% compared with 78% to 22% a year ago.

Given that the transition from Dow Jones Interactive to Factiva complicates comparisons, the Factiva amounts present the company's 50% share of Factiva revenue had Factiva existed from the beginning of 1998. The difference between the company's pro forma half of Factiva revenue and the company's wholly-owned Dow Jones Interactive revenues for the first half of 1999 and all of 1998 is reflected in "other", and accounts for the decline in the "other" category. Factiva 1999 revenues, compared with pro forma 1998 revenues, increased slightly. Growth was negatively affected by a reduction in fees from a third-party licensing contract, the migration of customers to a web version of the product and transitional issues in Europe and Asia as Factiva establishes itself as a stand-alone business.

Revenue for WSJ.com in 1999 advanced $13.8 million, or 80%, from 1998. Advertising revenue doubled from last year and subscription revenue grew 56%, partly reflecting a 20% price increase for non-print subscribers effective November 1998. For 1999, the mix of advertising revenue versus subscription revenue was 56% advertising/44% subscription. At December 31, 1999, there were about 375,000 subscribers to WSJ.com, compared with 266,000 a year ago and 172,000 in 1997.

Revenue for dowjones.com, launched at the end of May 1999, was $5.5 million. The free portal site provides business news and information for small businesses and averaged approximately 22,700 sessions per day during 1999's fourth quarter, with an average of four page views per session. It is supported by sponsorships, banner advertising and e-commerce.

Dow Jones Indexes revenue in 1999 was $12.9 million, an increase of 3.5% from the like period in 1998. The average number of futures contracts on the CBOT and options contracts on the CBOE declined 5% from 1998. Volume in DIAMONDS, which trade on the American Stock Exchange, was up 51% from last year. Assets based on Dow Jones Indexes grew to $196 billion from $19.9 billion a year ago, predominantly due to growth of the Dow Jones STOXX partnership in Europe (launched in the third quarter of 1998). (The company's share of results from STOXX is included in Equity in Losses of Associated Companies).

Electronic publishing expenses, excluding special items and including one-half of Factiva results since July 1, 1999, increased $46 million, or 14.1%. Approximately 44% of the increase resulted from increased sales and marketing efforts (up $20.1 million, or 84%) across all electronic products and

                 Dow Jones 1999 Annual Report, page 28


increased fees to content providers (up $5.3 million, or 12.5%). Also contributing to the increase was the expansion of the Newswires business overseas and product development efforts at Factiva.

Electronic publishing operating income in 1998 of $56.1 million was down $5 million, or 8.2%, from 1997. Excluding special items (one-time index fees in 1997 and restructuring charges in 1998), operating income was 28% higher than 1997. Revenues in 1998 increased $60.9 million, or 18.3%, from 1997 (excluding the one-time index fees), while expenses excluding special items rose 16.6% in 1998. Part of the increase in both segment revenues and expenses in 1998 related to a restructured agreement between Dow Jones and the Associated Press (AP), which runs through the end of 2004. As part of the agreement, the company obtained sole control over sales, marketing and product development of the joint AP/Dow Jones overseas newswires, while the Associated Press gained a royalty stream. Before 1998, the company recorded its one-half share of both revenues and expenses from the joint newswires. Under the new agreement, which was effective January 1998, the company recognizes 100% of revenues and expenses for these newswires.

Revenue for Dow Jones Newswires rose 5.9% in 1998, excluding the effect of the restructured AP agreement, with the number of terminals increasing 12.8%. Revenue at the then Dow Jones Interactive Publishing unit (including Dow Jones Interactive, WSJ.com and IDD Enterprises) increased 9.5%, in part due to a 76% increase at WSJ.com.


[BAR CHART]

Community Newspapers
EBITDA
(in millions)

1997          $ 67.1
1998            78.6
1999           102.8


[BAR CHART]

Community Newspapers
EBITDA Margin

1997             22%
1998             25%
1999             31%



COMMUNITY NEWSPAPERS
==============================================================================
(in thousands)                                  1999         1998         1997
------------------------------------------------------------------------------
Advertising                                 $237,005     $225,017     $211,693
Circulation and other                         94,035       92,070       88,918
------------------------------------------------------------------------------
Total revenues                               331,040      317,087      300,611
Operating expenses                           246,081      272,327      250,027
------------------------------------------------------------------------------
Operating income                            $ 84,959     $ 44,760     $ 50,584
------------------------------------------------------------------------------
EBITDA                                      $102,804     $ 78,644     $ 67,138
EBITDA margin                                  31.1%        24.8%        22.3%
==============================================================================

Community newspapers operating income in 1999 rose $40.2 million, or 90%, from a year ago. Expenses were down $26.2 million, or 9.6%, from 1998 due to a 1998 restructuring charge as well as a 13.5% decline in newsprint expense in 1999. Excluding the $16.3 million restructuring charge in 1998, operating income in 1999 advanced $23.9 million, or 39%, while expenses declined 3.9%. Community newspapers contributed 37% of the increase in consolidated operating income in 1999, excluding special items. Community newspapers' EBITDA increased $24.2 million, or 31%, in 1999, after a gain of 17.1% in 1998.

Revenue in 1999 grew $14 million, or 4.4%, to $331 million. Advertising revenue, which comprises 72% of total community newspapers revenue, advanced $12 million, or 5.3%, while circulation revenue was up $1.8 million, or 2.1%, from 1998. Advertising linage for the daily papers increased 1.1% from last year, while linage for the non-dailies fell 3.3%. Circulation volume stood at 551,000 at year-end 1999, down 2.2%. Circulation and other revenue increased modestly at 2.1%, mostly due to circulation rate increases in early 1999. Average circulation in 1999 for this segment's 19 dailies declined to 555,000, down 2.3%, after a decrease of 4,000, or 1%, in 1998. Employee compensation expense, which is the major cost component of the segment, was down 2.7% from 1998, reflecting savings from the staff reduction plan completed in mid-1998.

In 1998, community newspapers operating income fell 11.5% from 1997.
Excluding the restructuring charge in 1998, operating income increased 21% from 1997. Revenue in 1998 was up $16.5 million, or 5.5%, from 1997, largely on the strength of advertising revenue. Advertising linage (combined daily and non-daily) for community newspapers gained 3.4% from 1997. Community newspapers expenses were up 8.9% in 1998. Excluding the restructuring charge, expenses rose 2.3% from 1997.


STAFFING COSTS

At December 31, 1999, the company employed 8,175 full-time employees, down approximately 1% from a year earlier, largely reflecting the assignment of staff to Factiva that was offset by growth in print and electronic publishing. The average number of employees for

                 Dow Jones 1999 Annual Report, page 29


1998 increased 2% over 1997. Consolidated employee compensation (including retirement plans and medical benefits), as a percentage of total expenses, were approximately 42% in 1999, 38% in 1998 and 36% in 1997 (excluding restructuring charges in all years).


OTHER INCOME/DEDUCTIONS

Net interest income was $4.6 million in 1999 compared with $5.1 million in 1998. Net interest expense was $15.9 million in 1997. The improvement in 1998 over 1997, in part reflected a lower average debt level in 1998. Long-term debt outstanding at December 31, 1999 was $149.9 million, the same as year-end 1998 and down from $234.1 million at December 31, 1997.

The company's share of losses from equity investees in 1999 was $27.9 million ($23.2 million excluding Factiva) compared with losses of $22.3 million in 1998 and $49.3 million in 1997. Excluding international television restructuring charges, Equity in Losses of Associated Companies was $15.2 million in 1998 and $19.6 million in 1997. The wider loss in 1999 versus 1998 was primarily due to reduced earnings at F.F. Soucy, the company's newsprint mill partnership in Canada (due to lower newsprint prices), the launch of the company's 50% share of Factiva effective July 1, 1999 and SmartMoney (from development costs for SmartMoney.com), partially offset by a 9.5% improvement in international television, excluding restructuring charges. The reduction in losses in 1998 versus 1997 reflects stronger results from F.F. Soucy and an easier comparison as 1997 included losses from WBIS+ TV.

In 1999, the company sold its interest in United States Satellite Broadcasting, Inc. to Hughes Electronics for a pretax gain of $57.3 million ($.63 per diluted share) and also sold a portion of its holdings in OptiMark Technologies, Inc. for a pretax gain of $10.6 million ($.12 per diluted share). The company recorded a pretax loss of $16.3 million ($.18 per diluted share) in the fourth quarter of 1999 from the sale of IDD Enterprises, L.P., a wholly-owned subsidiary. The pretax and after-tax gains on these transactions were nearly equivalent due to the utilization of certain tax loss carryforwards resulting from the Telerate sale.

In 1998, the company recorded a pretax loss of $126.1 million on the sale of businesses and investments. Partially offsetting the pretax loss on the Telerate sale of $150.3 million were pretax gains of $24.2 million from the sales of the company's interest in WBIS+ TV, Mediatex Communications Corp. and a portion of its holding in OptiMark Technologies, Inc.

Results in 1997 included a $6.2 million pretax gain on the sale of the company's American Demographics subsidiary, and a $46.4 million pretax gain from the sale of its interest in Bear Island Paper Company, L.P. and Bear Island Timberlands Company, L.P.

Included in Other, net was a gain on foreign exchange of $285,000 in 1999, compared with losses of $4.6 million in 1998 and $6.4 million in 1997. The significant improvement in foreign exchange reflects less exposure overseas due to the Telerate sale. Excluding Telerate, foreign exchange losses were $1.9 million and $260,000 in 1998 and 1997, respectively.


[BAR CHART]

Losses from
Television - Pretax*
(in millions)

1997         $(48.0)
1998          (20.8)
1999           (4.4)

* Excludes special items


TELEVISION

Television includes income from U.S. television operations reported in the print publishing segment and losses from international television reported in equity results. Excluding special charges in 1998 and 1997, total pretax losses were $4.4 million in 1999, down significantly from $20.8 million in 1998 and $48 million in 1997. Since 1998, television results have benefited from the company's worldwide alliance with CNBC, particularly enhancing U.S. television revenues, while results in 1997 were negatively affected by start-up losses from WBIS+ TV.


INCOME TAXES

The effective income tax rate for 1999 was 34.8%, compared with 88% in 1998 and 4.9% in 1997. The effective rate is distorted in all three years by the non-deductibility of Telerate-related items in 1998 and 1997 and from the utilization of capital loss carryforwards, which resulted from the Telerate sale, on the sales of investments in 1999. Excluding Telerate and the capital loss carryforward, the effective tax rate would have been 39.1% in 1999, 41.5% in 1998 and 39.1% in 1997. At December 31, 1999, the company had available approximately $493 million of capital loss carryforward (a deferred tax asset of $186 million) which was fully reserved through a valuation allowance. The company may utilize the benefit of the Telerate capital loss carryforward through 2003.

                 Dow Jones 1999 Annual Report, page 30


FINANCIAL POSITION

During 1999, the company repurchased 3 million shares of its common stock at an aggregate price of $146.7 million, with an average price per share of $48.19. Additionally, the company holds 1.67 million shares subject to put options, which may require the company to repurchase up to $79.4 million of its common stock (net of premiums) through September 2000. In 1998, the company's board of directors authorized the repurchase of up to $800 million of the company's common stock over a three-year period. (Since initial approval in June 1998, the company has repurchased 9.3 million shares.) As of December 31, 1999, the remaining amount of repurchase authorizations from the company's board was $281.4 million, after reserving for the exercise of put options.

Cash provided by operations in 1999 was $297 million, down $10 million, or 3.3%, from 1998, due to a negative swing in working capital, principally accounts receivable. The ramp-up in accounts receivable reflects both strong fourth quarter advertising revenues (up $100 million, or 36%) and a slowdown in collections, which the company views as temporary. Cash provided from the sale of investments was $80.7 million in 1999 and cash and cash equivalents were $86.4 million at December 31, 1999 compared with $142.9 million at the end of 1998. Also, proceeds from sales under the company's various stock compensation plans generated $33.4 million.

In addition to the repurchase of its common stock in 1999, the company funded capital expenditures of $190.7 million, dividends of $87.2 million and $52.2 million in various investments in affiliated companies.

On January 14, 2000, the company sold Dow Jones Financial Publishing Corp., its subsidiary which publishes: Investment Advisor, Asset Management, Property, and Realty Stock Review. A gain of $9.5 million, or $.10 per diluted share, was recorded in the first quarter of 2000.

As previously mentioned, the company sold Telerate during 1998's second quarter. The purchase price consisted of $150 million of 5 year, convertible, 4% preferred stock of Bridge, included in other non-current investments, and $360 million in cash. The company has accrued the dividend on the Bridge preferred stock as earned; under the terms of the preferred stock, the dividend is not payable until certain events occur, but no later than 2003. The carrying value of the investment in Bridge, including a note receivable, at December 31, 1999 was $162.3 million. Under the terms of the sales agreement, the purchase price is subject to possible post-closing adjustments, including for closing working capital changes and indemnification, which at this time the company believes will be immaterial.

The company has guaranteed payment under certain circumstances of certain annual minimum payments for data acquired by Telerate (now wholly-owned by Bridge Information Systems, Inc.) from Cantor Fitzgerald Securities and Market Data Corporation under contracts entered into during the period when Telerate was a subsidiary of the company. The annual minimum payments average approximately $50 million per year through October 2006. Bridge has agreed to indemnify the company if the company is required to make any payments under the guarantee.

At December 31, 1999, the company held 1.8 million shares of Savvis Communications Corp. (Savvis), with a carrying value of $900,000. Savvis, a provider of Internet backbone and high-speed access, completed an Initial Public Offering in February 2000. The closing price for Savvis stock was $20 on February 29, 2000. The shares may not be sold by Dow Jones (other than pursuant to one or more private placements) for 180 days following the Savvis public offering. Bridge is a majority owner of Savvis and its largest customer.

In 2000, the company expects its beginning cash balance and cash provided by operations, augmented, if the opportunity arises, by sales of non-core investments, to be sufficient to meet its normal recurring operating commitments, fund capital expenditures (including the expansion of color and page capacity for the U.S. print Wall Street Journal), fund the share repurchase program, and pay dividends. The company expects capital expenditure funding for the expansion project, on schedule for completion by the end of 2001, to total $232 million, of which $102 million was spent through 1999. Total capital expenditures in 2000 are projected to be $200 million, with $125 million for normal spending and $75 million for the expansion project, compared with $191 million in 1999 ($113 million for normal spending and $78 million for print expansion) and $226 million ($56 million for Telerate and $24 million for print expansion) in 1998.

If necessary, the company's liquidity requirements that exceed the above sources may be funded through the issuance of commercial paper, which is supported by a $400 million revolving credit agreement with several banks through June 2000. The company plans to extend the credit agreement prior to its expiration. Borrowings may be in the form of commercial paper or long-term notes under a $300 million shelf registration statement filed with the Securities and Exchange Commission. At December 31, 1999, the company had long-term notes of $150 million (see Note 5), which are due December 1, 2000 and are not redeemable prior to maturity. Upon maturity, the outstanding debt will be repaid through borrowings from either the issuance of commercial paper or the company's revolving credit facility, or through issuance of long-term debt. As such these notes are classified as long term.

                 Dow Jones 1999 Annual Report, page 31


RESOLUTION OF YEAR 2000

The company did not incur any significant unanticipated expenses nor any disruption of business operations as a result of the transition to Year 2000. The company's final operating cost over the 1997-1999 period to modify its systems for the Year 2000 was approximately $17 million.


OUTLOOK - THREE-YEAR PLAN

The major corporate objectives outlined in the Focus Forward plan for 1999-2001 include:

(1) Achieve earnings per share growth at a compound rate of at least 10% over the long term.

(2) Achieve revenue growth of at least half of the net income growth.

(3) Achieve a long-term average corporate EBITDA margin of 26%, with segment EBITDA margins of 25% for print publishing, 27% for electronic publishing and 27% for community newspapers.

With the first year completed, the company reported diluted earnings per share growth (excluding special items) of 27% in 1999, largely from the strength in advertising revenue, the benefit of share repurchases and improved results at community newspapers.

Revenue growth (including Factiva) of 9.8% over 1998 was well ahead of the "at least 5%" target, and was roughly half of the net income growth of 20%.

EBITDA margins of 28.2% and 31.1% were attained by print publishing and community newspapers, respectively, in 1999, mainly due to growth in revenues and cost cutting measures. Electronic publishing's EBITDA margin (including Factiva) of 13.5% fell below the long-range plan target of 27%, as the company invested significantly to augment revenue. The company believes it will be able to reach this margin target during 2001 through continued investment and marketing.


OUTLOOK - 2000

In 2000, the company is targeting earnings per share growth of 15%, assuming a reasonable economic environment. The company expects the main components driving that growth to be: 2% to 3% from additional share repurchases, 2% from a reduction in the effective tax rate, 2% from reduced equity losses, excluding Factiva and any new ventures, and 8% to 9% from core operations.

In 2000, the company presently expects the print publishing and community newspapers segments to each realize modest growth of 4% to 5% in both revenues and expenses. With respect to revenues, advertising rates at print publishing were raised 4% on average, effective January 1, 2000. Advertising volume at the U.S. Wall Street Journal is expected to increase marginally, with double-digit growth coming in the first half, but to decline later in the year, due to tougher comparisons. (The international editions of the Journal are expected to grow at a greater rate.) Circulation revenue is anticipated to remain relatively stable and no rate increases are planned. The increase in expenses for print publishing and community newspapers is in part due to anticipated price increases in newsprint (predicted to be up roughly 10%, to $560 per ton, by June 2000). The company expects to benefit in 2000 from its process redesign initiatives with annual expense savings of $20 million, most of which will impact print publishing. These savings should increase further in 2001.

The company is also planning additional investments in print publishing, specifically marketing and selling efforts linked to the U.S. and international Journal's branding campaigns. International print margins are expected to remain in the single digits, with planned additional investments for increased circulation and page capacity of The Wall Street Journal Europe.

Electronic publishing's EBITDA margin is expected to improve several percentage points in 2000. The company anticipates double-digit revenue growth along most products including Factiva but it also expects to invest significantly in brand awareness and recognition as well as expanding the distribution channels across all electronic products.

In 1999, the combined circulation for the U.S. Journal, the Journal Europe, the Asian Journal and WSJ.com was over 2.3 million, a company circulation record. The company added another corporate target this year to increase paid circulation to more than three million in 2003. Much of the growth is anticipated to be from WSJ.com. Circulation growth at The Wall Street Journal Europe is planned to double within the five years of 1999-2003.

Television in 2000 is expected to be modestly profitable (its 1999 pretax loss was $4.4 million), driven by expected improved operating income in the U.S. and a decline in losses in Europe and Asia.

In October 1999, the company and its major union, Independent Association of Publishers' Employees (IAPE/CWA 1096), representing roughly 40% of full-time employees, reached an agreement to a three year contract that expires on April 30, 2002. The contract chiefly provides for wage increases of 9.5% over three years (3% in 1999, 3% in 2000 and 3.5% in 2001) and a change from the

                 Dow Jones 1999 Annual Report, page 32


company's former profit sharing plan to a money-purchase pension plan as well as a 401(k) plan. The former plan was modified to be based on a fixed percentage of compensation and to allow an employer matching opportunity.

The foregoing targets, goals and objectives in this section entitled "OUTLOOK
- THREE-YEAR PLAN" and "OUTLOOK - 2000" are based on current information and certain assumptions about the future and accordingly, are not forecasts or predictions of actual future results. Information relating to such forward-looking statements is contained below.


INFORMATION RELATING TO FORWARD-LOOKING STATEMENTS

Management's Discussion and Analysis and other sections of this Annual Report include forward-looking statements that reflect the company's current expectations or beliefs concerning future results and events. In addition, the company may from time to time make additional forward-looking statements, either orally or in writing. The company cautions readers that the company's targets and objectives, and the results expected or anticipated by forward-looking statements, including, without limitation, statements relating to the company's future business prospects, revenues, income, working capital, liquidity, capital needs and interest costs and similar items, are subject to certain risks and uncertainties which could cause actual results and events to differ materially from those anticipated in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, global economic and business conditions, and the strong tendency of economic downturns to negatively impact advertising sales and sales of the company's products and services; the intense competition faced by the company's products and services in the markets for financial news and information, and related advertising revenues, from newspapers, specialized business and financial magazines, technology publications, Internet-based publications and services (including both free and paid competitive Internet services that feature or include business and financial news and information), financial television programming and other new media that may develop; the extent to which the company is able to increase its circulation and advertising revenues from its international print publications, in the face of competition from local publications and from other international publications; the extent to which the company is able to achieve its revenues and earnings targets for distribution of its newswires, taking into account in particular the rate of addition of new subscribers outside the U.S. and cancellations of Telerate-related terminals; the extent to which the company is able to achieve and maintain a diversified advertising base for its print publications; any delays that could occur in expanding the company's newspaper page and color printing capacity, which could result in insufficient capacity to carry advertisements; the company's ability to expand production and service capacity for electronic publishing products on a timely basis to support growth of operations and user traffic; business conditions (growth or consolidation) in the financial services industry, and the tendency of consolidation to negatively impact the market for the company's products and services and advertising; increased competition in the market for electronic business information and research services and Factiva's ability to develop competitive country-specific interfaces and increase its market share and revenues on a global basis; with respect to the company's Internet services that rely partly or entirely on advertising revenues, the amount of user traffic on those services and the pricing of advertising on Internet sites generally; risks associated with the development of television channels in competitive foreign markets, including the ability to produce or obtain desired programming, to sell advertising time at desired rates, to achieve sufficient distribution and to attract audiences; risks associated with the ability to sell advertising time at desired rates in the U.S. television market; rapid technological changes and frequent new product introductions prevalent in electronic publishing, and the extent to which the company is able to introduce new and enhanced services and products to meet shifts in market demand; any damage to or technical failure of the company's computer infrastructure systems or software that causes interruptions of operations; cost of newsprint; the company's ability to attract and retain qualified personnel in the tight labor market that exists; the company's ability to negotiate collective bargaining agreements with its labor unions without work interruptions; adverse verdicts in legal proceedings, including libel actions; adverse developments relating to commitments and contingencies and/or investments held by the company; risks associated with foreign operations, including currency and political risks; and such other risk factors as may have been or may be included from time to time in the company's reports filed with the Securities and Exchange Commission.

                 Dow Jones 1999 Annual Report, page 33

STATEMENT OF MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

To the Stockholders of Dow Jones & Company, Inc.:

Management has prepared and is responsible for the consolidated financial statements and related information in the Annual Report. The financial statements, which include amounts based on judgment, have been prepared in conformity with generally accepted accounting principles consistently applied.

Management has developed and continues to maintain a system of internal accounting and other controls for the company and its subsidiaries.
Management believes these controls provide reasonable assurance that assets are safeguarded from loss or unauthorized use and that the company's financial records are a reliable basis for preparing the financial statements. The company's system of internal controls is supported by written policies, including a code of conduct, a program of internal audits, and by a program of selecting and training qualified staff. Underlying the concept of reasonable assurance is the premise that the cost of control should not exceed the benefit derived.

PricewaterhouseCoopers LLP, independent accountants, have audited the consolidated financial statements as described in their report. The report expresses an independent opinion on the fairness of presentation of the financial statements and, in so doing, provides an independent objective assessment of the manner in which management meets its responsibility for fairness and accuracy in financial reporting.

The Board of Directors, through its audit committee consisting solely of outside directors, is responsible for reviewing and monitoring the company's financial reporting and accounting practices. The audit committee meets regularly with management, internal auditors and independent accountants - both separately and together. The internal auditors and the independent accountants have free access to the audit committee to review the results of their audits, the adequacy of internal accounting controls and the quality of financial reporting.

                 Dow Jones 1999 Annual Report, page 34

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Dow Jones & Company, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, changes in stockholders' equity and cash flows present fairly, in all material respects, the financial position of Dow Jones & Company, Inc. and subsidiaries at December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.






PRICEWATERHOUSECOOPERS LLP


New York, New York
January 25, 2000

                 Dow Jones 1999 Annual Report, page 35


                       CONSOLIDATED STATEMENTS OF INCOME (LOSS)
                                Dow Jones & Company
                 For the years ended December 31, 1999, 1998 and 1997

===============================================================================
(in thousands except per share amounts)          1999         1998         1997
-------------------------------------------------------------------------------
REVENUES:
Advertising                                $1,225,405   $1,031,210   $1,011,864
Information services                          326,882      670,441    1,101,696
Circulation and other                         449,548      456,455      458,958
-------------------------------------------------------------------------------
    Total revenues                          2,001,835    2,158,106    2,572,518
-------------------------------------------------------------------------------
EXPENSES:
News, operations and development              520,515      677,381      899,868
Selling, administrative and general           712,765      762,803      895,707
Newsprint                                     150,899      163,146      152,478
Second class postage and carrier delivery     121,691      117,649      114,442
Depreciation and amortization                 103,669      142,439      250,734
Restructuring (Note 3)                          2,755       76,115    1,001,263
-------------------------------------------------------------------------------
    Operating expenses                      1,612,294    1,939,533    3,314,492
-------------------------------------------------------------------------------
    Operating income (loss)                   389,541      218,573     (741,974)

OTHER INCOME (DEDUCTIONS):
Investment income                               9,861       12,266        3,473
Interest expense                               (5,269)      (7,193)     (19,367)
Equity in losses of associated
 companies (Notes 3 & 4)                      (27,907)     (22,253)     (49,311)
Gain (loss) on disposition of
 businesses and investments (Note 2)          51,945     (126,085)      52,595
Other, net                                       (125)      (3,650)      (9,300)
-------------------------------------------------------------------------------
Income (loss) before income taxes
 and minority interests (Note 7)              418,046       71,658     (763,884)
Income taxes (Note 7)                         145,501       63,083       37,796
-------------------------------------------------------------------------------
Income (loss) before minority interests       272,545        8,575     (801,680)
Minority interests in earnings
 of subsidiaries                                 (116)        (213)        (452)
-------------------------------------------------------------------------------
NET INCOME (LOSS)                          $  272,429   $    8,362   $ (802,132)
===============================================================================

PER SHARE (Note 12):

Net income (loss):
  Basic                                         $3.01        $ .09       $(8.36)
  Diluted                                        2.99          .09        (8.36)
Weighted-average shares outstanding:
  Basic                                        90,450       95,180       95,993
  Diluted                                      91,151       96,404       95,993
-------------------------------------------------------------------------------
Cash dividends                                  $ .96        $ .96       $  .96
===============================================================================
The accompanying notes are an integral part of the financial statements.


                 Dow Jones 1999 Annual Report, page 36


                            CONSOLIDATED BALANCE SHEETS
                                Dow Jones & Company
                             December 31, 1999 and 1998

===============================================================================
(dollars in thousands)                                    1999             1998
-------------------------------------------------------------------------------
ASSETS:
Current Assets:
Cash and cash equivalents                           $   86,388       $  142,877
Accounts receivable - trade, net of
 allowance for doubtful accounts of
 $6,170 in 1999 and $6,641 in 1998                     314,289          229,628
Newsprint inventory (Note 1)                             9,407           11,386
Prepaid expenses                                        16,041           18,068
Deferred income taxes (Note 7)                           9,885           13,992
Other current assets                                    19,979           19,038
-------------------------------------------------------------------------------
    Total current assets                               455,989          434,989
-------------------------------------------------------------------------------


Investments in associated companies,
 at equity (Note 4)                                     50,959           41,406


Other investments (Notes 2 & 17)                       174,727          222,858


Plant and property, at cost:
Land                                                    22,066           22,507
Buildings and improvements                             313,138          313,591
Equipment                                              902,230        1,118,131
Construction in progress                               205,917          121,552
-------------------------------------------------------------------------------
                                                     1,443,351        1,575,781
Less, accumulated depreciation                         766,939          973,664
-------------------------------------------------------------------------------
                                                       676,412          602,117



Goodwill, less accumulated amortization
 of $38,660 in 1999 and $58,610 in 1998                 83,099           86,554

Deferred income taxes (Note 7)                          73,552           67,171

Other assets                                            15,821           28,927
-------------------------------------------------------------------------------
    Total assets                                    $1,530,559       $1,484,022
===============================================================================
The accompanying notes are an integral part of the financial statements.


                 Dow Jones 1999 Annual Report, page 37

December 31, 1999 and 1998
===============================================================================
(dollars in thousands)                                    1999             1998
-------------------------------------------------------------------------------
LIABILITIES:
Current Liabilities:
Accounts payable - trade                            $   73,382       $   68,674
Accrued wages, salaries and commissions                 65,010           52,028
Retirement plan contributions payable (Note 9)          42,948           43,596
Other payables (Note 2)                                128,624          152,592
Income taxes (Note 7)                                   40,315           37,198
Unearned revenue                                       228,251          238,409
-------------------------------------------------------------------------------
    Total current liabilities                          578,530          592,497

Notes payable (Notes 5 & 17)                           149,945          149,889
Deferred compensation, principally postretirement
 benefit obligation (Note 10)                          217,991          198,089
Other noncurrent liabilities                            30,603           34,207
-------------------------------------------------------------------------------
    Total liabilities                                  977,069          974,682
-------------------------------------------------------------------------------

STOCKHOLDERS' EQUITY:
Common stock, par value $1 per share; authorized
 135,000,000 shares; issued 81,004,088 shares
 in 1999 and 80,898,838 shares in 1998                  81,004           80,899
Class B common stock, convertible, par value $1
 per share; authorized 25,000,000 shares; issued
 21,176,933 shares in 1999 and
 21,282,183 shares in 1998                              21,177           21,282
-------------------------------------------------------------------------------
                                                       102,181          102,181
Additional paid-in capital                             137,487          137,479
Retained earnings                                      809,517          624,239
Accumulated other comprehensive income:
  Unrealized (loss) gain on investments                   (941)          35,775
  Cumulative translation adjustment                     (1,257)              38
-------------------------------------------------------------------------------
                                                     1,046,987          899,712
Less, treasury stock, at cost; 12,360,278 shares
 in 1999 and 10,211,733 shares in 1998                 493,497          390,372
-------------------------------------------------------------------------------
    Total stockholders' equity                         553,490          509,340
-------------------------------------------------------------------------------
    Total liabilities and stockholders' equity      $1,530,559       $1,484,022
===============================================================================

                 Dow Jones 1999 Annual Report, page 38


                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                              Dow Jones & Company
                For the years ended December 31, 1999, 1998 and 1997

================================================================================
(in thousands)                                      1999        1998        1997
--------------------------------------------------------------------------------
OPERATING ACTIVITIES:
Consolidated net income (loss)                  $272,429    $  8,362   $(802,132)
Adjustments to reconcile net income (loss)
 to net cash provided by operating activities:
Write-down of goodwill                                                   868,333
Write-down of plant and property                              20,801     104,040
Depreciation                                     100,214     134,594     205,525
Amortization of goodwill                           3,455       7,845      45,209
(Gain) loss on disposition of businesses
 and investments                                 (51,945)    126,085     (52,595)
Gain on disposition of plant and property           (433)     (1,410)       (840)
Equity in losses of associated
 companies, net of distributions                  34,118      36,109      55,525
Changes in assets and liabilities:
  Accounts receivable                            (89,976)    (34,680)     15,132
  Other current assets                             1,699     (13,141)       (193)
  Unearned revenue                                (9,062)     33,179      20,329
  Accounts payable and accrued liabilities           966      (8,602)     63,519
  Income and deferred taxes                       23,764     (23,861)    (81,581)
  Deferred compensation                           19,902      20,056      17,476
Other, net                                        (8,104)      1,735       1,748
---------------------------------------------------------------------------------
    Net cash provided by operating
     activities                                  297,027     307,072     459,495
--------------------------------------------------------------------------------
INVESTING ACTIVITIES:
Additions to plant and property                 (190,739)   (225,834)   (347,797)
Disposition of plant and property                  2,664       9,210       9,580
Businesses and investments acquired,
 net of cash received                            (52,215)    (56,967)    (80,663)
Disposition of businesses and investments         80,692     478,574     128,621
Other, net                                         2,205                   5,318
--------------------------------------------------------------------------------
    Net cash (used in) provided by
     investing activities                       (157,393)    204,983    (284,941)
--------------------------------------------------------------------------------
FINANCING ACTIVITIES:
Cash dividends                                   (87,151)    (91,662)    (92,116)
Increase in long-term debt                                                32,310
Reduction of long-term debt                                  (63,015)   (135,854)
Proceeds from sales under stock
 compensation plans                               33,367      52,951      38,100
Purchase of treasury stock, net of
 put premiums                                   (142,339)   (291,215)
--------------------------------------------------------------------------------
    Net cash used in financing activities       (196,123)   (392,941)   (157,560)
--------------------------------------------------------------------------------
(Decrease) increase in cash
 and cash equivalents                            (56,489)    119,114      16,994
Cash and cash equivalents at
 beginning of year                               142,877      23,763       6,769
--------------------------------------------------------------------------------
Cash and cash equivalents at end of year        $ 86,388    $142,877   $  23,763
================================================================================
The accompanying notes are an integral part of the financial statements.



                                             Dow Jones 1999 Annual Report, page 39


                                         CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                                     Dow Jones & Company, Inc.
                                       For the years ended December 31, 1999, 1998 and 1997
  ============================================================================================================================
                                                                             Accumulated
                                            Class B  Additional               Other Com-          Treasury Stock
  (in thousands except              Common   Common     Paid-in   Retained    prehensive       -----------------
   per share amounts)                Stock    Stock     Capital   Earnings        Income       Shares     Amount         Total
  ============================================================================================================================
  Balance, December 31, 1996       $80,514  $21,667    $134,434  $1,601,787      $ 6,457   (6,735,782) $(200,866)   $1,643,993

  Net loss - 1997                                                  (802,132)                                          (802,132)
  Unrealized loss on investments,
   net of taxes of $6,122                                                         (8,957)                               (8,957)
  Translation adjustment                                                          (3,644)                               (3,644)
                                                                                                                       -------
    Comprehensive loss                                                                                                (814,733)

  Dividends, $.96 per share                                         (92,116)                                           (92,116)
  Conversion of class B common
   stock into common stock             107     (107)
  Capital changes of investee                              (223)                                                          (223)
  Sales under stock
   compensation plans                                     2,187                             1,224,497     41,714        43,901
 ----------------------------------------------------------------------------------------------------------------------------
  Balance, December 31, 1997        80,621   21,560     136,398     707,539       (6,144)  (5,511,285)  (159,152)      780,822

  Net income - 1998                                                   8,362                                              8,362
  Unrealized gain on investments                                                  32,379                                32,379
  Translation adjustment                                                             555                                   555
  Adjustment for realized
   loss included in net income                                                     9,023                                 9,023
                                                                                                                       -------
    Comprehensive income                                                                                                50,319

  Dividends, $.96 per share                                         (91,662)                                           (91,662)
  Conversion of class B common
   stock into common stock             278     (278)
  Capital changes of investee                               655                                                            655
  Premiums on puts                                        3,490                                                          3,490
  Sales under stock
   compensation plans                                    (3,064)                            1,512,385     63,965        60,901
  Purchase of treasury stock                                                               (6,212,833)  (295,185)     (295,185)
  ----------------------------------------------------------------------------------------------------------------------------
  Balance, December 31, 1998        80,899   21,282     137,479     624,239       35,813  (10,211,733)  (390,372)      509,340

  Net income - 1999                                                 272,429                                            272,429
  Unrealized gain on investments                                                   2,124                                 2,124
  Translation adjustment                                                          (1,295)                               (1,295)
  Adjustment for realized
   gain included in net income                                                   (38,840)                              (38,840)
                                                                                                                       -------
    Comprehensive income                                                                                               234,418

  Dividends, $.96 per share                                         (87,151)                                           (87,151)
  Conversion of class B common         105     (105)
   stock into common stock
  Capital changes of investee                              (322)                                                          (322)
  Premiums on puts                                        4,869                                                          4,869
  Sales under stock
   compensation plans                                    (4,539)                               895,989      43,604      39,065
  Purchase of treasury stock                                                                (3,044,534)   (146,729)   (146,729)
  ----------------------------------------------------------------------------------------------------------------------------
  Balance, December 31, 1999       $81,004   $21,177   $137,487    $809,517      $(2,198)   12,360,278)  $(493,497)   $553,490
  ============================================================================================================================
  The accompanying notes are an integral part of the financial statements.


                   Dow Jones 1999 Annual Report, page 40


                      NOTES TO FINANCIAL STATEMENTS


NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

THE CONSOLIDATED FINANCIAL STATEMENTS include the accounts of the company and its majority-owned subsidiaries. The equity method of accounting is used for companies and other investments in which the company has significant influence, generally this represents common stock ownership or partnership equity of at least 20% and not more than 50% (see Note 4). All significant intercompany transactions are eliminated in consolidation. On May 29, 1998, the company completed the sale of Telerate (formerly, Dow Jones Markets), which was a significant subsidiary of the company. The disposition of this business has had a major impact on the comparability of the company's financial statements. To assist the reader of these financial statements and related notes with comparability, the company has disclosed certain financial information throughout the footnotes excluding the impact of Telerate.

CASH EQUIVALENTS are highly liquid investments with a maturity of three months or less when purchased.

NEWSPRINT INVENTORY is stated at the lower of cost or market. The cost of newsprint is computed by the last-in, first-out (LIFO) method. If newsprint inventory had been valued by the average cost method, it would have been approximately $6,725,000 and $8,557,000 higher in 1999 and 1998, respectively.

INVESTMENTS in marketable equity securities, all of which are classified as available for sale, are carried at their market value in the consolidated balance sheets. The unrealized gains or losses from these investments are recorded directly to Stockholders' Equity, net of deferred taxes. Any decline in market value below the investment's original cost that is determined to be other than temporary as well as any realized gains or losses would be recognized in income (see Note 17).

DEPRECIATION is computed using straight-line or declining-balance methods over the estimated useful lives of the respective assets or terms of the related leases. Upon retirement or sale, the cost of disposed assets and the related accumulated depreciation are deducted from the respective accounts and the resulting gain or loss is included in income. The cost of construction of certain long-term assets includes capitalized interest, which is amortized over the life of the related assets. Interest capitalized in 1999 and 1998 totaled $4.5 million and $4.8 million, respectively, while the amount of capitalized interest for 1997 was insignificant. Maintenance and repairs are charged to expense as incurred. Major renewals, betterments and additions are capitalized.

GOODWILL is amortized using the straight-line method over various periods, principally 40 years. The company evaluates annually whether there has been an other than temporary impairment in the value of goodwill. Any impairment would be recognized when the sum of expected undiscounted cash flows derived from the acquired business is less than its carrying value. If such an impairment occurred, the amount of the impairment would be based on the fair value of the acquired business as determined by the market value of comparable companies or the present value of expected cash flows.

DEFERRED INCOME TAXES are provided for temporary differences in bases between financial statement and income tax assets and liabilities. Deferred income taxes are recalculated annually at tax rates then in effect (see Note 7).


FOREIGN CURRENCY TRANSLATION of assets and liabilities is determined at the appropriate year-end exchange rates, while results of operations are translated at the average rates of exchange in effect throughout the year. The resultant translation adjustments for subsidiaries whose functional currency is not the U.S. dollar are recorded directly to Stockholders' Equity. Gains or losses arising from translation of financial statements for foreign subsidiaries where the U.S. dollar is the functional currency as well as from all foreign currency transactions are included in income. Foreign exchange included in Other, net in the income statement totaled a gain of $285,000 in 1999, compared with losses of $4,616,000 in 1998, and $6,391,000 in 1997.

FOREIGN-EXCHANGE CONTRACTS are designated as cash flow hedges of anticipated operating expenses that are denominated in foreign currencies. These contracts are entered into to protect against the risk that such expenses will be adversely affected by changes in exchange rates. Such losses could be significant if a major devaluation were to occur. By using these derivative instruments the company is exposed to the adverse effect that a change in currency has on the value of a financial instrument. The company manages this market risk by establishing and monitoring limits as to the degree of risk that may be undertaken. The company's derivative activities are monitored by its treasury and finance functions. There were no foreign exchange contracts outstanding at December 31, 1999 or 1998.

REVENUE from subscriptions to the company's print publications and information services is recognized in income as earned, pro rata on a monthly basis, over the subscription period. Costs in connection with the procurement of subscriptions are charged to expense as

                 Dow Jones 1999 Annual Report, page 41


incurred. Revenue from licensing the Dow Jones Averages includes both upfront one-time fees, which were received and recorded to income in 1997, and ongoing revenues. One-time index-licensing revenue totaled $31 million in 1997. Ongoing licensing revenue is recognized in income as earned over the license period.

RESEARCH AND DEVELOPMENT expenditures are charged to expense as incurred. Research and development (R&D) expenses were $30,544,000 in 1999, $60,988,000 in 1998, and $116,420,000 in 1997. Excluding Telerate operations, R&D expenses totaled $32,029,000 in 1998, and $31,887,000 in 1997.

USE OF ESTIMATES: The financial statements are prepared in accordance with generally accepted accounting principles which require certain reported amounts to be based on estimates. Actual results could differ from these estimates.


NOTE 2. DISPOSITIONS OF BUSINESSES AND INVESTMENTS

In the first quarter of 1999, the company realized a net gain of $10.6 million from the sale of a portion of its minority interest in OptiMark Technologies, Inc. In the third quarter a net gain of $57.3 million was recorded from the disposition of the company's holdings in United States Satellite Broadcasting, Inc. The fourth quarter included a loss of $16.3 million from the sale of the company's subsidiary, IDD Enterprises L.P. No federal tax was provided on these transactions as the company utilized a portion of its capital loss carryforward (see Note 7).

In the second quarter of 1998, the company completed the sale of Telerate to Bridge Information Systems, Inc. (Bridge). The purchase price consisted of $150 million of 5 year, convertible, 4% Bridge preferred stock, which was included in other investments, and cash of $360 million. In 1998, the company recorded a loss on the sale of Telerate of $150.3 million ($123 million after taxes, $98 million in the second quarter and an additional $25 million in the fourth quarter).

Included in Other Payables are liabilities from the sale of Telerate. These liabilities principally relate to long-term contracts the company entered into when Telerate was a wholly-owned subsidiary.

Additionally in 1998, the company recorded a first quarter gain of $15.4 million ($10.1 million after taxes) on the disposition of the company's interests in WBIS+ TV and Mediatex Communications Corp., publisher of Texas Monthly magazine, and a fourth quarter after-tax gain of $9.2 million from the sale of a portion of its holding in OptiMark Technologies, Inc. and the company's EDGAR Direct business. Because of the capital loss resulting from the sale of Telerate, the company did not provide a tax provision on the OptiMark gain.

The first quarter of 1997 included a gain of $6.2 million ($3.6 million after taxes) from the sale of the company's American Demographics subsidiary, a publisher of information products serving the marketing industry. In the fourth quarter of 1997, the company recognized a gain of $46.4 million ($27.7 million after taxes) from the sale of its 35% interests in Bear Island Paper Company, L.P., a newsprint mill, and Bear Island Timberlands Company, L.P.


NOTE 3.  RESTRUCTURING CHARGES

In 1999's second quarter, the company recorded severance associated with the conversion to electronic pagination of The Wall Street Journal of $2.8 million, or $1.6 million after tax, which applies to approximately 70 employees. The company expects that the layoffs will be substantially completed in the second quarter of 2000.

Operating expenses in 1998 included charges associated with restructuring certain business units, collectively totaling $76.1 million ($45.4 million after taxes). Additionally, the company recorded a $6.5 million charge ($4.2 million after taxes) to Equity in Losses of Associated Companies for costs associated with international television joint ventures.

The 1998 pretax charge to operating expenses mainly consisted of employee severance-related costs of $38.8 million, a charge of $20 million pertaining to a reduction in leased office space and $17.3 million for write-downs of a U.S. news-editing technology system and other computer equipment.

In 1998, the company initiated two voluntary early retirement programs, one for its Ottaway Newspapers unit in the third quarter and the other in the fourth quarter for employees of its other business units. Also, the company shuttered some minor operations resulting in severance and other costs. In total, approximately 520 employees throughout the company received severance, principally via the voluntary retirement plans. The bulk of the severance was paid in 1998.

The $20 million charge for leased office space largely related to a reduction in the company's obligation on its principal leased space in New York City, which expires in 2005. The company entered into an agreement with its landlord to eliminate its obligation on roughly 20% of its leased space at this location, reducing its rent expense over the lease period. The charge primarily consisted of a termination fee and the write-down of leasehold improvements. The termination fee was paid in the first quarter of 1999.

                 Dow Jones 1999 Annual Report, page 42


The company wrote down the carrying value of its U.S. news-editing technology system, the Global News Management System (GNMS), in the fourth quarter of 1998. Because of repeated system instability, the company made the decision then to abandon significant components (primarily the editing function) of GNMS. In the fourth quarter of 1998, the vast majority of the editing function was taken off GNMS and switched to the prior news-editing system. The electronic pagination project, a replacement for GNMS, is expected to streamline the production process and compose electronically all news and advertising pages of The Wall Street Journal using a single pagination system. It is expected to be fully operational by the end of the second quarter of 2000.

The $6.5 million charge to Equity in Losses of Associated Companies represented the company's share of additional losses associated with television satellite lease redundancies in Asia and Europe, as a result of establishing joint ventures in 1997 with CNBC. These charges were due to difficulties in subleasing satellites.

In 1997's fourth quarter, the company recorded a charge to operating expenses of $1 billion ($936.5 million after taxes) reflecting the write-down of goodwill and plant and property, severance and other costs. Substantially all of the charge related to restructuring Telerate; however, a small portion of the charge, roughly 2%, was attributable to restructuring IDD Enterprises, L.P. and certain television operations in the U.S. The $1 billion charge was composed of write-downs of goodwill of $868.3 million and plant and property of $104 million, accrued severance costs of $22.2 million and other costs of $6.7 million.

In December 1997, the company and National Broadcasting Company (NBC) agreed to a worldwide business television alliance. As part of the agreement, the company's and CNBC's overseas television operations merged, resulting in equally-owned ventures in Europe and Asia. In the U.S., Dow Jones entered into a multiyear license agreement to supply business news programming to CNBC.

In the fourth quarter of 1997, Dow Jones recorded a charge of $29.7 million ($19.3 million after taxes) for its share of restructuring costs for its overseas television ventures. This charge, which principally related to operating lease redundancies, was included in Equity in Losses of Associated Companies.


Restructuring charges were as follows:
===============================================================================
(in thousands)                       1999               1998               1997
-------------------------------------------------------------------------------
Severance                          $2,755            $23,572         $   22,154
Write-down of goodwill                                                  868,333
Write-down of plant and property                      20,801            104,040
Real estate lease terminations                        18,264
Pension/postretirement benefit
 costs                                                11,721
Other                                                  1,757              6,736
-------------------------------------------------------------------------------
     Total restructuring           $2,755            $76,115         $1,001,263
===============================================================================

NOTE 4.  INVESTMENTS IN ASSOCIATED COMPANIES, AT EQUITY

On July 1, 1999, the company formed a 50-50 joint venture, Dow Jones Reuters Business Interactive LLC (Factiva), with Reuters Group Plc, into which Dow Jones contributed a significant portion of its interactive business unit. The company's 50% share of the joint venture results is reported in Equity in Losses of Associated Companies in the consolidated financial statements. Prior to July 1, 1999, results of the interactive business contributed to the joint venture were included in electronic publishing operating results.

At December 31, 1999, the principal components of Investments in Associated Companies, at Equity were the following:

===============================================================================
Investment                     Ownership        Description of business
-------------------------------------------------------------------------------
Business News (Asia) Private       50%   Business and financial news television
                                         company broadcasting as CNBC Asia, in
                                         partnership with NBC

Business News (Europe) L.P.        50    Business and financial news television
                                         company broadcasting as CNBC Europe,
                                         in partnership with NBC

Dow Jones Reuters Business         50    Provides electronic-delivery of
 Interactive LLC (Factiva)               business news and on-line research,
                                         in partnership with Reuters Group Plc.

F.F. Soucy, Inc. & Partners, L.P.  40    Newsprint mill in Quebec, Canada

HB-Dow Jones S.A.                  42    A part-owner of a publishing company
                                         in the Czech Republic

SmartMoney                         50    Publisher of SmartMoney magazine and
                                         SmartMoney.com, serving the private-
                                         investor market throughout the U.S.
                                         and Canada, in partnership with
                                         Hearst Corp.
===============================================================================

                 Dow Jones 1999 Annual Report, page 43


Dow Jones & Company has entered a long-term contract with F.F. Soucy, Inc. & Partners, L.P. covering a substantial portion of its annual newsprint requirements. Operating expenses of the company include the cost of newsprint supplied by F.F. Soucy of $18,954,000 in 1999, $22,325,000 in 1998 and
$21,598,000 in 1997.


NOTE 5.  LONG-TERM DEBT

The company can borrow up to $400 million through June 28, 2000, under a revolving credit agreement with a consortium of banks. Borrowings may be made either in Eurodollars with interest that approximates the applicable Eurodollar rate or in U.S. dollars with interest that approximates the bank's prime rate, its certificate of deposit rate or the federal funds rate. An annual fee of
 .06% is payable on the commitment which the company may terminate or reduce at any time. Prepayment of borrowings may be made without penalty. The company plans to extend the revolving credit agreement prior to its expiration.

The revolving credit agreement contains certain restrictive covenants, including restrictions on consolidated indebtedness and a minimum cash flow requirement. At December 31, 1999, with respect to restrictive covenants then in effect, consolidated indebtedness was approximately $678 million less than the maximum borrowing allowed and the company's cash flow, as defined in the agreement, far exceeded that required.

In December 1995, the company sold $150 million of 5.75% notes due December 1, 2000. Based on the company's ability and intent to refinance these notes on a long-term basis through either long-term debt issuance or the issuance of commercial paper supported by the company's revolving credit agreement, these notes have been classified as long term (the company can draw down funds under the revolving credit agreement prior to June 28, 2000, which would not be payable until one year from the date drawn). The notes are general unsecured obligations of the company and may not be redeemed prior to maturity.

Interest payments were $9,720,000 in 1999, $10,970,000 in 1998, and $18,386,000
in 1997.


NOTE 6.  CAPITAL STOCK

Common stock and class B common stock have the same dividend and liquidation rights. Class B common stock has ten votes per share, free convertibility into common stock on a one-for-one basis and can be transferred in class B form only to members of the stockholder's family and certain others affiliated with the stockholder.

In 1998, the company's board of directors authorized the repurchase of up to $800 million of the company's common stock. Through December 31, 1999, the company repurchased 9.3 million shares at an aggregate cost of $441.9 million. Additionally, as part of the company's stock repurchase program the company sold put options. As of December 31, 1999, 1,667,000 shares under puts were outstanding at strike prices (net of put premiums received) ranging from $40.96 to $50.13 per share, with exercise dates through September 2000. As of December 31, 1999, approximately $281.4 million remained under board authorization, after reserving for the exercise of outstanding puts.


NOTE 7.  INCOME TAXES

The components of consolidated income (loss) before income taxes and minority interests were as follows:

==============================================================================
(in thousands)                              1999           1998           1997
------------------------------------------------------------------------------
Domestic                                $469,085       $104,282      $(118,627)
Foreign                                  (51,039)       (32,624)      (645,257)
------------------------------------------------------------------------------
                                        $418,046       $ 71,658      $(763,884)
==============================================================================

                 Dow Jones 1999 Annual Report, page 44


The following is a reconciliation of income tax expense (benefit) to the amount derived by multiplying income (loss) before income taxes and minority interests by the statutory federal income tax rate of 35%.

==============================================================================
                                         % of            % of             % of
                                       Income          Income             Loss
                                       Before          Before           Before
(in thousands)                    1999  Taxes     1998  Taxes      1997  Taxes
------------------------------------------------------------------------------
Income (loss) before taxes and
 minority interest multiplied
 by statutory federal income
 tax rate                      $146,316  35.0  $25,080   35.0 $(267,359) (35.0)
State and foreign taxes, net
 of federal income tax effect    20,074   4.8   12,276   17.1   (31,377)  (4.1)
Write-down of nondeductible
 goodwill                                                       326,807   42.8
Nondeductible capital loss                      26,186   36.5
Utilization of capital loss
 carryforward                   (18,181) (4.4)
Amortization of
 nondeductible goodwill           1,159   0.3    2,865    4.0    15,969    2.0
Research and development
 credits                         (1,824) (0.4)  (5,067)  (7.1)   (4,456)  (0.6)
Other, net                       (2,043) (0.5)   1,743    2.5    (1,788)  (0.2)
------------------------------------------------------------------------------
                               $145,501  34.8  $63,083   88.0 $  37,796    4.9
==============================================================================

Consolidated income tax expense was as follows:

==============================================================================
(in thousands)                     Federal       State     Foreign       Total
------------------------------------------------------------------------------
1999
Currently payable                 $113,147     $26,393      $8,235    $147,775
Deferred                               809         572      (3,655)     (2,274)
------------------------------------------------------------------------------
  Total                           $113,956     $26,965      $4,580    $145,501
==============================================================================
1998
Currently payable                 $ 71,765    $ 17,710     $11,684    $101,159
Income tax refund due *            (20,157)                            (20,157)
Deferred                           (13,651)     (3,573)       (695)    (17,919)
------------------------------------------------------------------------------
  Total                           $ 37,957    $ 14,137     $10,989    $ 63,083
==============================================================================
1997
Currently payable                 $ 79,086    $ 21,405     $15,685    $116,176
Deferred                           (62,961)    (12,120)     (3,299)    (78,380)
------------------------------------------------------------------------------
  Total                           $ 16,125    $  9,285     $12,386    $ 37,796
==============================================================================

* Relates to a tax capital loss carryback resulting from the Telerate sale, which was received in 1999.

The company's combined current and noncurrent deferred taxes at December 31, 1999 and 1998 consisted of the following deferred tax assets and liabilities:

==============================================================================
                                            Deferred Tax          Deferred Tax
                                                  Assets           Liabilities
(in thousands)                           1999       1998       1999       1998
------------------------------------------------------------------------------
Depreciation                                                $47,663    $64,048
Employee benefit plans, including
 deferred compensation               $ 97,599   $ 82,671
Foreign tax credits                     6,688      2,154
Restructuring charges                   4,913     44,577
Investments                            13,727      6,391
Leases                                  7,755      9,010
Capital loss carryforward             185,824    222,504
Valuation allowance                  (185,824)  (222,504)
All other                               5,742      7,105      5,324      6,697
------------------------------------------------------------------------------
  Total deferred taxes               $136,424   $151,908    $52,987    $70,745
==============================================================================

The company may utilize the capital loss carryforward for up to four more years. At this time the company has fully reserved the balance.

Income tax payments were $141,894,000 in 1999, $107,101,000 in 1998, and
$119,377,000 in 1997.

                 Dow Jones 1999 Annual Report, page 45


Exclusive of Telerate operations and the loss on sale, the components of income before income taxes and the reconciliation of tax expense were as follows:

==============================================================================
(in thousands)                            1999            1998            1997
------------------------------------------------------------------------------
Domestic                              $469,085        $278,897        $357,151
Foreign                                (51,039)        (21,384)        (48,625)
------------------------------------------------------------------------------
                                      $418,046        $257,513        $308,526
==============================================================================

==============================================================================
                                        % of              % of            % of
                                      Income            Income          Income
                                      Before            Before          Before
(in thousands)                  1999   Taxes      1998   Taxes     1997  Taxes
------------------------------------------------------------------------------
Income before taxes
 multiplied by statutory
 federal income tax rate    $146,316    35.0  $ 90,130    35.0 $107,984   35.0
State and foreign taxes,
 net of federal income
 tax effect                   20,074     4.8    17,132     6.7   14,306    4.6
Utilization of capital loss
 carryforward                (18,181)   (4.4)   (4,290)   (1.7)
Amortization of
 nondeductible goodwill        1,159     0.3     1,143     0.4    1,402    0.3
Research and development
 credits                      (1,824)   (0.4)   (1,980)   (0.8)  (3,556)  (1.2)
Other, net                    (2,043)   (0.5)      456     0.2      576    0.4
------------------------------------------------------------------------------
                            $145,501    34.8  $102,591    39.8 $120,712   39.1
==============================================================================

Excluding the utilization of the capital loss carryforward, the effective tax rate was 39.1% in 1999 and 41.5% in 1998.


NOTE 8.  EMPLOYEE STOCK COMPENSATION PLANS:

STOCK PURCHASE PLAN:

Under the terms of the Dow Jones 1998 Employee Stock Purchase Plan, eligible employees may purchase shares of the company's common stock based on compensation through payroll deductions or lump sum payment. The purchase price for payroll deductions is the lower of 85% of the fair market value of the stock on the first or last day of the purchase period. Lump-sum purchases are made during the offering period at the lower of 85% of the fair market value of the stock on the first day of the purchase period or the payment date.

The activity in the plan was as follows:

==============================================================================
                                                       Shares Subscribed
                         Stock Purchase       --------------------------------
                             Prices                 1999       1998       1997
------------------------------------------------------------------------------
Balance, January 1                                98,778    141,457    137,107
  Shares subscribed                              149,681    185,474    258,635
  Purchases             $35.60 to $48.08        (149,202)  (213,915)  (241,243)
  Terminated/canceled                            (12,484)   (14,238)   (13,042)
------------------------------------------------------------------------------
Balance, December 31                              86,773     98,778    141,457
==============================================================================

At December 31, 1999, there were 1,680,363 shares available for future offerings.

STOCK OPTION PLANS:

The Dow Jones 1997 Long Term Incentive Plan provides for the grant to key executives of stock options and contingent stock rights (collectively, "plan awards"). The plan is administered by the compensation committee of the Board of Directors, the members of which may not participate in the plan.

The Dow Jones 1998 Stock Option Plan provides for grant of stock options to key employees.

Options for shares of common stock may be granted under both plans at not less than the fair market value of the common stock on the date of grant. Options granted in 1999, 1998 and 1997 become exercisable in equal annual installments over three years from the date of grant. All other options outstanding at December 31, 1999 were exercisable. Options expire ten years from the date of grant.

                 Dow Jones 1999 Annual Report, page 46


The activity with respect to options under both plans was as follows:

===============================================================================
(shares in thousands)           1999               1998              1997
                          ----------------   ----------------  ----------------
                                 Weighted-          Weighted-         Weighted-
                                   Average            Average           Average
                                  Exercise           Exercise          Exercise
                          Shares     Price   Shares     Price  Shares     Price
-------------------------------------------------------------------------------
Balance, January 1         4,677    $40.97    5,031    $37.50   5,015    $33.58
  Granted *                   94     52.07    1,288     49.18   1,241     50.29
  Exercised                 (735)    34.18   (1,291)    33.50  (1,044)    31.85
  Terminated/canceled        (70)    49.71     (351)    48.95    (180)    45.86
  Surrendered upon
   exercise of stock
   appreciation rights                                             (1)    32.50
-------------------------------------------------------------------------------
Balance, December 31       3,966    $42.33    4,677    $40.97   5,031    $37.50
===============================================================================
Options exercisable
 at December 31            2,792    $39.20    2,825    $36.39   3,645    $33.27
===============================================================================

* The company has granted the vast majority of stock options and contingent stock rights in the fourth quarter of each year. In 1999 no such grants were awarded. Commencing in 2000 these grants will take place in the first quarter of the year.

Options outstanding at the end of 1999 are summarized as follows:

===============================================================================
(shares in thousands)          Options outstanding          Options exercisable
                          --------------------------------  -------------------
                                                 Weighted-
                                  Weighted-        Average            Weighted-
                                    Average      Remaining              Average
Range of                           Exercise    Contractual             Exercise
Exercise Prices           Shares      Price           Life     Shares     Price
-------------------------------------------------------------------------------
$26.00 to $32.88             670     $29.06      2.5 years        670    $29.06
$34.38 to $37.50           1,003      35.14      5.9            1,003     35.14
$41.09 to $48.94             268      44.36      5.4              214     43.97
$49.13 to $60.88           2,025      50.02      8.6              905     50.09
-------------------------------------------------------------------------------
Balance,
 December 31, 1999         3,966     $42.33      6.6 years      2,792    $39.20
===============================================================================

Contingent stock rights, granted under the Long Term Incentive Plan, entitle the participant to receive future payments in the form of common stock, cash or a combination of both. The compensation ultimately received will depend on the extent to which specific performance criteria are achieved during the four-year performance period, the participant's individual performance and other factors, as determined by the compensation committee. Compensation received could be less than or equal to that specified in the right, but cannot exceed the right.

A summary of contingent stock right activity follows:

<CAPTIONS>
===============================================================================
                                           1999            1998            1997
-------------------------------------------------------------------------------
Balance, January 1                      581,587         513,181         558,600
  Granted*                                9,250         180,225          88,600
  Awarded                               (41,900)        (42,495)        (58,482)
  Terminated/canceled                   (72,325)        (69,324)        (75,537)
-------------------------------------------------------------------------------
Balance, December 31                    476,612         581,587         513,181
===============================================================================

                                          Year of Grant
                         --------------------------------------------
                           1995     1996      1997      1998     1999  Balance
-------------------------------------------------------------------------------
Rights outstanding      109,156  103,456    83,175   171,575    9,250   476,612
===============================================================================

* The company has granted the vast majority of stock options and contingent stock rights in the fourth quarter of each year. In 1999 no such grants were awarded. Commencing in 2000 these grants will take place in the first quarter of the year.

At December 31, 1999, there were 1,143,550 shares available for future grants under the executive incentive plan and 2,658,571 shares available under the stock option plan.

                 Dow Jones 1999 Annual Report, page 47


The company accounts for its stock-based compensation in accordance with Accounting Principles Board Opinion No. 25 (APB 25) and its related interpretations. Under APB 25, stock-based compensation charged to income was $5,500,000 in 1999, $1,564,000 in 1998, and $3,400,000 in 1997. The increase in 1999 expenses chiefly resulted from appreciation from $48.13 (year-end 1998) to $68.00 (year-end 1999) in the price of the company's common stock in 1999.

Had the company's stock-based compensation been determined by the fair-value based method of SFAS 123, "Accounting for Stock-Based Compensation," the company's net income (loss) and earnings (loss) per share would have been the following adjusted amounts:

===============================================================================
(in thousands except per share amounts)           1999         1998        1997
-------------------------------------------------------------------------------
Net income (loss):
 Consolidated as reported                     $272,429       $8,362  $(802,132)
 Consolidated adjusted for SFAS 123            266,896        5,765   (807,509)

Per share - diluted:
 Consolidated as reported                         2.99          .09      (8.36)
 Consolidated adjusted for SFAS 123               2.93          .06      (8.41)
===============================================================================

The following table provides the estimated fair value under the Black-Scholes option-pricing model of each option and stock-purchase right granted in years 1997 through 1999, and the significant weighted-average assumptions used in their determination.

====================================================================================
                                      Risk-Free
                                       Interest   Dividend    Expected
                         Fair Value        Rate      Yield        Life    Volatility
------------------------------------------------------------------------------------
Stock Purchase
 Plan Right
   1999                     $11.09         5.1%       2.3%     0.6 years       22.7%
   1998                      12.39         5.2        2.4      0.6             24.2
   1997                       8.27         5.6        2.4      0.5             24.7

Option under the Stock
 Option Plan and
 Executive Incentive Plan
   1999                     $12.63         5.6%       2.3%     5.0 years       23.0%
   1998                      10.72         4.7        2.4      5.0             22.3
   1997                      11.98         5.6        2.4      5.0             22.5
=====================================================================================


NOTE 9.    RETIREMENT AND PENSION PLANS

The company provides retirement plans for a majority of its employees who meet specific length of service requirements. Effective January 1, 2000, the company's Profit Sharing Retirement Plan was renamed the Dow Jones 401(k) Savings Plan. Also, the plan, which was based on a combination of compensation and consolidated net income, was modified to be based on a fixed percentage of compensation and to allow an employer matching opportunity. The contribution for each employee is limited to the amount deductible for income tax purposes. The annual cost of the plan is funded currently.

Substantially all employees who are not covered by the above plans are covered by noncontributory defined benefit pension plans. These plans are not material in respect to charges to operations.

Total retirement and pension plan expenses amounted to $47,484,000, $55,607,000 and $60,082,000 in 1999, 1998 and 1997, respectively. Excluding Telerate, total retirement and pension plan expenses were $48,645,000 in 1998 and $43,815,000 in 1997.


NOTE 10.  POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

For a majority of its full-time employees, the company sponsors a defined benefit postretirement medical plan which provides lifetime health care benefits to retirees who meet specified length of service and age requirements, and their eligible dependents. The plan is unfunded. The company sponsors no additional postretirement benefit plans other than its retirement plans (see
Note 9).

                 Dow Jones 1999 Annual Report, page 48


The following sets forth the plan's status reconciled with amounts reported in the company's consolidated balance sheets at December 31.

==============================================================================
(in thousands)                                            1999            1998
------------------------------------------------------------------------------
Benefit obligation at January 1                       $151,525        $133,487
  Service cost                                           7,055           8,267
  Interest cost                                          9,631           9,293
  Plan participant contributions                           609             566
  Special termination benefit                                            7,309
  Plan amendments                                                        3,144
  Actuarial (gain) loss                                (13,724)          5,477
  Curtailment gain                                                     (11,800)
  Benefits paid                                         (6,014)         (3,881)
------------------------------------------------------------------------------
Benefit obligation at December 31                      149,082         151,862
  Unrecognized prior service cost                       (6,049)         (6,302)
  Unrecognized net actuarial gain (loss)                11,043          (2,765)
------------------------------------------------------------------------------
Accrued postretirement benefit
 liability at December 31                             $154,076        $142,795
==============================================================================

The special termination benefit resulted in 1998 from acceleration of service cost for employees who elected to retire under the company's voluntary separation incentive program. A curtailment gain was also recognized in 1998 in conjunction with the sale of Telerate since its employees are no longer covered by the company's benefit plans.

Pretax postretirement benefit expense included the following components:

===============================================================================
(in thousands)                                    1999        1998         1997
-------------------------------------------------------------------------------
Service cost                                   $ 7,055     $ 8,267      $ 7,889
Interest cost                                    9,631       9,293        8,728
Special termination benefit                                  5,183
Curtailment gain                                            (5,600)
-------------------------------------------------------------------------------
  Net periodic postretirement benefit cost     $16,686     $17,143      $16,617
===============================================================================

An 8.25% annual rate of increase in the per capita costs of covered health care benefits was assumed for 2000, gradually decreasing to 5.25% by the year 2006 and remaining at that rate thereafter. Increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1999 by $23.8 million and increase the aggregate of the service cost and interest cost components of net periodic postretirement benefit cost for 1999 by $3.3 million. Conversely, a one percentage point decline in the assumed health care cost trend rates would lower the benefit obligation at the end of 1999 by $19.9 million and reduce the
aggregate of the service and interest cost by $2.6 million.   A discount rate
of 7.75% was used to determine the accumulated postretirement benefit obligation as of December 31, 1999.

At December 31, 1998, the company's accumulated postretirement benefit obligation was calculated using a discount rate of 6.75% and a health care cost trend rate of 9% for 1999 decreasing to 4.5% by the year 2006.


NOTE 11.  COMMITMENTS AND CONTINGENCIES

Commitments for capital expenditures amounted to $44,578,000 at December 31, 1999.

Noncancelable leases require minimum rental payments through 2012 totaling $281,424,000. Payments required for the years 2000 through 2004 are as follows:

===============================================================================
(in thousands)                 2000       2001       2002       2003       2004
-------------------------------------------------------------------------------
                            $54,122    $50,691    $42,927    $36,842    $31,170
===============================================================================

These leases are principally for office space and equipment and contain renewal and escalation clauses. Total rental expense amounted to $70,114,000 in 1999, $89,391,000 in 1998 and $120,011,000 in 1997. Excluding Telerate, total rental expense was $76,320,000 in 1998 and $85,755,000 in 1997.

The company has guaranteed payment under certain circumstances of certain annual minimum payments for data acquired by Telerate (now wholly owned by Bridge Information Systems, Inc.) from Cantor Fitzgerald Securities and Market
Data Corporation under contracts entered into during the period when Telerate was a subsidiary of the company. The annual minimum payments average

                 Dow Jones 1999 Annual Report, page 49


approximately $50 million per year through October 2006. Bridge has agreed to indemnify the company if the company is required to make any payments under the guarantee.

Various libel actions, environmental and other legal proceedings that have arisen in the ordinary course of business are pending against the company and its subsidiaries. In the opinion of management, the ultimate outcome to the company and its subsidiaries as a result of legal proceedings is adequately covered by insurance, or if not covered, would not have a material effect on the company's financial statements taken as a whole.


NOTE 12.  PER SHARE AMOUNTS

Basic earnings (loss) per share were $3.01 in 1999, $0.09 in 1998 and $(8.36) in 1997. The per share amounts have been computed on the basis of the weighted-average number of shares outstanding (90,450,000 shares in 1999, 95,180,000 shares in 1998, and 95,993,000 shares in 1997).

Diluted earnings (loss) per share have been computed as follows:

===============================================================================
(in thousands except
 per share amounts)                     1999           1998 (2)         1997 (3)
-------------------------------------------------------------------------------
Net income (loss)                   $272,429            $8,362        $(802,132)

Weighted-average shares
 outstanding - basic                  90,450            95,180           95,993
Stock options                            559               961
Other, principally contingent
 stock rights                            142               263
                                      ------            ------           ------
Weighted-average shares
 outstanding  - diluted (1)           91,151            96,404           95,993

Diluted earnings (loss) per share      $2.99              $.09           $(8.36)
===============================================================================

(1) The diluted average shares outstanding have been determined by assuming the proceeds from the exercise of outstanding options were used to acquire treasury stock at the average market value of the stock during the year.

(2) Options to purchase 888,000 shares in 1998 at $50.75 were excluded from the diluted earnings per share calculation because the options' exercise prices were greater than the average market price for 1998 and to include such securities would be antidilutive.

(3) Options and contingent stock rights outstanding at December 31, 1997, as shown in Note 8 to the financial statements, have been excluded from the diluted loss per share in 1997 because to include such securities would be antidilutive. Including the dilution from outstanding options and contingent stock rights would have resulted in weighted-average diluted shares outstanding of 96,947,000 for the year 1997.


NOTE 13.  RECLASSIFICATIONS

Certain amounts for prior years have been reclassified for comparative purposes.


NOTE 14.  SUMMARY OF QUARTERLY FINANCIAL DATA (UNAUDITED)

The summary of unaudited 1999 and 1998 quarterly financial data shown on page 53 of this report is incorporated herein by reference.


NOTE 15.  PENDING TRANSACTIONS

On December 27, 1999, the company signed a letter of intent to sell Dow Jones Financial Publishing Corp., its subsidiary, which publishes: Investment Advisor, Asset Management, Property and Realty Stock Review. The gain on sale of approximately $.10 per diluted share will be recorded at the time of closing, which occurred on January 14, 2000.

In June 1999, the company entered into an agreement to swap a 49% interest in The Wall Street Journal Europe for a 22% interest in Handelsblatt, Germany's leading business newspaper. As part of the agreement, Dow Jones will contribute its indirect holdings in the Czech business publisher Economia and the German financial news agency VWD. Dow Jones' interest in Economia will drop to 12% from 23.5% and in VWD to 17% from 33.3%. The new alignment is effective January 1, 2000.


NOTE 16.  BUSINESS SEGMENTS

Print publishing includes the operations of The Wall Street Journal and its international editions, Barron's and other periodicals, as well as U.S. television operations. Electronic publishing includes the operations of Dow Jones Newswires, Dow Jones Indexes, WSJ.com, dowjones.com and Dow Jones Interactive and other. Ottaway Newspapers, the community newspapers segment, publishes 19 daily newspapers and 15 weekly newspapers in communities throughout the U.S.

                 Dow Jones 1999 Annual Report, page 50


The company's operations by business segment and geographic area were as follows:

Financial Data by Business Segment

==================================================================================
(in thousands)                                   1999          1998           1997
----------------------------------------------------------------------------------
REVENUES (1)
Print publishing                           $1,320,797    $1,161,939     $1,143,395
Electronic publishing (2) (5)                 349,998       393,178        363,232
Community newspapers                          331,040       317,087        300,611
                                           ----------    ----------     ----------
  Segment revenues                          2,001,835     1,872,204      1,807,238
Divested/joint ventured operations:
  Print and television operations (3)                                       21,091
  Telerate                                                  285,902        744,189
                                           ----------    ----------     ----------
  Consolidated revenues                    $2,001,835    $2,158,106     $2,572,518
----------------------------------------------------------------------------------
INCOME (LOSS) BEFORE TAXES
 AND MINORITY INTERESTS
Print publishing                           $  307,037    $  173,582     $  247,191
Electronic publishing (5)                      35,110        56,060         61,089
Community newspapers                           84,959        44,760         50,584
Corporate                                     (37,565)      (22,602)       (18,189)
                                           ----------    ----------     ----------
  Segment operating income (4)                389,541       251,800        340,675
Divested/joint ventured operations:
  Print and television operations                                          (18,239)
  Telerate                                                  (33,227)    (1,064,410)
                                            ----------    ----------     ----------
  Consolidated operating income (loss)        389,541       218,573       (741,974)
Equity in losses of associated companies      (27,907)      (21,653)       (49,311)
Gain (loss) on sale of businesses and
 investments                                   51,945      (126,085)        52,595
Other income (deductions), net                  4,467           823        (25,194)
                                           ----------    ----------     ----------
  Income (loss) before taxes and
   minority interests                      $  418,046    $   71,658     $ (763,884)
----------------------------------------------------------------------------------

==================================================================================
(in thousands)                                     1999         1998          1997
----------------------------------------------------------------------------------
EBITDA (6)
Print publishing                             $  372,354   $  272,005    $  303,837
Electronic publishing (5)                        58,372       88,409       101,285
Community newspapers                            102,804       78,644        67,138
Corporate                                       (37,565)     (22,602)      (18,189)
                                             ----------   ----------    ----------
  Segment EBITDA                                495,965      416,456       454,071
Divested/joint ventured operations:
  Print and television operations                                          (15,484)
  Telerate                                                    20,671        71,436
                                             ----------   ----------    ----------
  Consolidated EBITDA                        $  495,965   $  437,127    $  510,023
----------------------------------------------------------------------------------
DEPRECIATION AND AMORTIZATION EXPENSE
Print publishing                             $   62,562   $   48,509    $   51,934
Electronic publishing                            23,262       22,488        23,147
Community newspapers                             17,845       17,544        16,554
                                             ----------    ---------    ----------
  Segment depreciation/
   amortization expense                         103,669       88,541        91,635
Divested/joint ventured operations:
  Print and television operations                                            2,755
  Telerate                                                    53,898       156,344
                                             ----------    ---------    ----------
  Consolidated depreciation/
   amortization expense                      $  103,669   $  142,439    $  250,734
----------------------------------------------------------------------------------
ASSETS AT DECEMBER 31  (7)
Print publishing                             $  813,623   $  667,422    $  571,527
Electronic publishing                           201,225      195,575       156,859
Community newspapers                            203,637      213,884       222,609
                                             ----------   ----------    ----------
  Segment assets                              1,218,485    1,076,881       950,995
Cash and investments                            312,074      407,141       218,824
Divested/joint ventured operations                                         749,915
                                             ----------   ----------    ----------
  Consolidated assets                        $1,530,559   $1,484,022    $1,919,734
----------------------------------------------------------------------------------

                 Dow Jones 1999 Annual Report, page 51

<CAPTIONS>
==================================================================================
(in thousands)                                     1999         1998          1997
----------------------------------------------------------------------------------
CAPITAL EXPENDITURES
Print publishing                             $  161,414   $  120,699    $   78,342
Electronic publishing                            21,243       38,719        39,235
Community newspapers                              8,082       11,075        12,625
                                             ----------   ----------    ----------
  Segment capital expenditures                  190,739      170,493       130,202
Divested/joint ventured operations                            55,341       217,595
                                             ----------   ----------    ----------
  Consolidated capital expenditures          $  190,739   $  225,834    $  347,797
==================================================================================

Financial Data by Geographic Area

=================================================================================
(in thousands)                                 1999          1998            1997
---------------------------------------------------------------------------------
REVENUES (8)
United States                            $1,840,716    $1,795,755      $1,879,865
International                               161,119       362,351         692,653
                                         ----------    ----------      ----------
  Consolidated revenues                  $2,001,835    $2,158,106      $2,572,518
---------------------------------------------------------------------------------
PLANT AND PROPERTY, NET OF
 ACCUMULATED DEPRECIATION
United States                            $  661,113    $  587,700      $  672,110
International                                15,299        14,417         111,927
                                         ----------    ----------      ----------
  Consolidated plant and
   property, net                         $  676,412    $  602,117      $  784,037
=================================================================================

Notes:
(1)Revenues shown represent revenues from external customers. Transactions between segments are not significant.

(2)Electronic publishing revenue in 1997 included $31 million in one-time fees for licensing the Dow Jones Averages.

(3)Divested/joint ventured print and television operations include the results of European Business News, a television operation which merged with CNBC Europe in December 1997; Dow Jones Investor Network, a multimedia product which was discontinued in January 1997; American Demographics, Inc. (sold in March 1997); and IDD Enterprises' print publishing unit (sold in November 1997).

(4)Included within segment operating income were restructuring charges as follows:

   (in thousands)                                1999         1998         1997
   Print publishing                            $2,755      $49,914      $ 4,712
   Electronic publishing                                     9,861       17,049
   Community newspapers                                     16,340
                                               ------       ------       ------
     Total restructuring                       $2,755      $76,115      $21,761

Approximately $20 million of the 1998 restructuring charge for the print publishing segment reflected a noncash write-down of plant and property. The 1997 charge for electronic publishing was largely the result of noncash write-downs as well.

(5)The company's share of Factiva's results is included in Equity in Losses in Associated Companies in the consolidated financial statements. Prior to July 1, 1999, results of the interactive business were included in the company's electronic publishing revenue, expenses and operating income. Had 50% of Factiva's results been included, electronic publishing 1999 revenue would have been $403.7 million, up 2.7% from 1998; operating income would have been $30.4 million, down 46%; EBITDA would have been $54.7 million and the EBITDA margin would have been 13.5%.

Excluding restructuring charges, but including the company's 50% share of Factiva, segment operating income was as follows:

(in thousands)                                   1999         1998         1997
   Print publishing                          $309,792     $223,496     $251,903
   Electronic publishing *                     30,438       65,921       78,138
   Community newspapers                        84,959       61,100       50,584
   Corporate                                  (37,565)     (22,602)     (18,189)
                                             --------     --------     --------
                                             $387,624     $327,915     $362,436

* Includes one-time index licensing fees, net of expenses, of $26.5 million in 1997.

(6)EBITDA is computed by the company as operating income excluding depreciation and amortization and restructuring charges. EBITDA is a measure used by the company's management in determining a business unit's performance. EBITDA may be calculated differently by other companies and investors should not view the company's calculation of EBITDA as an alternative to GAAP measurements such as operating income, net income and cash flows provided by or used in operating, investing and financing activities.

(7)Net assets, computed as total assets net of current liabilities, by segment are shown below:

   (in thousands)                             1999          1998           1997
   Print publishing                       $354,713      $257,086       $202,848
   Electronic publishing                   138,687       124,859         92,498
   Community newspapers                    166,926       177,537        189,052
                                          --------      --------       --------
     Segment net assets *                 $660,326      $559,482       $484,398

EBITDA return on net assets (RONA):
   Print publishing                          105.0%        105.8%         149.8%
   Electronic publishing                      42.1          70.8          109.5
   Community newspapers                       61.6          44.3           35.5

     All segments                             75.1%         74.4%          93.7%

* Segment level net assets exclude corporate net assets and net assets related to divested/joint ventured operations.

(8)Revenues excluding Telerate were the following:

   (in thousands)                            1999           1998           1997
   United States                       $1,840,716     $1,704,875     $1,654,891
   International                          161,119        167,329        173,438
                                        ---------      ---------      ---------
  Total revenues, excluding Telerate   $2,001,835     $1,872,204     $1,828,329

                 Dow Jones 1999 Annual Report, page 52



NOTE 17.  FINANCIAL INSTRUMENTS

Fair Value of Financial Instruments

The carrying values of the company's cash and cash equivalents, accounts receivable and accounts payable approximate fair value. The fair value of the following financial instruments, as of December 31, 1999 and 1998, was determined primarily by reference to dealer markets and market prices.

===============================================================================
(in thousands)                                     Fair Value    Carrying Value
-------------------------------------------------------------------------------
1999
Other investments                                    $217,172          $174,727
Long-term debt                                        148,875           149,945
-------------------------------------------------------------------------------
1998
Other investments                                    $275,858          $223,785
Long-term debt                                        151,673           149,889
===============================================================================

The increase in fair value over the 1999 carrying value primarily reflects the appreciation on the company's investment in OptiMark Technologies Inc. based on the market price of first quarter 1999 sales.

Included in other investments at December 31, 1999 and 1998 was $150 million of 5 year, convertible, 4% Bridge preferred stock. The company has determined using transactions of similar companies that at December 31, 1999, the carrying value approximated fair value. The company has accrued the dividend as earned. The dividend is not payable until certain events occur, but no later than 2003. In addition, the company holds a note receivable from Bridge, bringing the company's total investment to $162.3 million.

Other investments also included marketable equity securities, namely shares in Nation Multimedia Group Public Co., Ltd, a media company in Thailand, which is carried at its fair value in both 1999 and 1998 and United States Satellite Broadcasting, Inc. (USSB) in 1998. At the end of 1999, the fair value of Nation Multimedia Group was $6.4 million, reflecting a gross unrealized loss of $.9 million. At December 31, 1998, the fair value of these investments was $63.8 million, representing a gross unrealized gain of $38.8 million on the USSB investment (sold for a pre-tax gain of $57.6 million in 1999) and gross unrealized loss of $3.1 million on the investment of Nation Multimedia Group.

At December 31, 1999, the company held 1.8 million shares of Savvis Communications Corp. (Savvis), with a carrying value (and considered the fair value) of $900,000. Savvis, a provider of Internet backbone and high-speed access, completed an Initial Public Offering in February 2000. The closing price for Savvis stock was $20 on February 29, 2000. The shares may not be sold by Dow Jones (other than pursuant to one or more private placements) for 180 days following the Savvis public offering. Bridge is a majority owner of Savvis and its largest customer.

Concentrations of Credit Risk

Financial instruments that potentially could subject the company to concentrations of credit risk consist largely of trade accounts receivables and the $150 million of 5 year, convertible, 4% preferred stock of Bridge.

With respect to trade accounts receivables, the company sells print and electronic information products worldwide to a wide variety of customers in the financial, business and private investor marketplaces. The concentration of credit risk with respect to trade receivables is slight due to the large number and geographic dispersion of customers that comprise the company's customer base.

                 Dow Jones 1999 Annual Report, page 53


                          SUMMARY OF QUARTERLY FINANCIAL DATA
                                    (UNAUDITED)
                               Dow Jones & Company

===============================================================================
(in thousands except                    Quarters Ended
 per share amounts)       March 31    June 30   Sept. 30    Dec. 31        Year
-------------------------------------------------------------------------------
1999
Consolidated: (1)
  Revenues                $462,082   $510,571   $469,795   $559,387  $2,001,835
  Operating income          72,814    104,812     84,143    127,772     389,541
  Net income                51,522     57,212    102,801     60,894     272,429
  Per Share:
    Basic                      .56        .63       1.14        .68        3.01
    Diluted *                  .56        .62       1.13        .67        2.99
-------------------------------------------------------------------------------
1998
Consolidated: (2)
  Revenues                $621,481   $601,142   $443,625   $491,858  $2,158,106
  Operating income          55,478     85,864     44,550     32,681     218,573
  Net income (loss)         34,698    (51,697)    25,859       (498)      8,362
  Per Share:
    Basic *                    .36       (.54)       .27       (.01)        .09
    Diluted *                  .35       (.54)       .27       (.01)        .09
===============================================================================

(1) In 1999, the company recorded a net gain of $51.6 million on the sale of businesses and investments. The first quarter included a net gain of $10.6 million on the sale of a portion of the company's minority interest in OptiMark Technologies, Inc. and the third quarter included a net gain of $57.3 million on the sale of United States Satellite Broadcasting, Inc. The fourth quarter included a net loss of $16.3 million on the sale of IDD Enterprises L.P.

(2) The company recorded a net loss of $103.7 million on the sale of businesses and investments in 1998. The first quarter included a net gain of $10.1 million from the sales of the company's interests in WBIS+ TV and Mediatex Communications Corp. A net loss of $123 million was recorded on the disposition of Telerate ($98 million loss recorded in the second quarter and an additional $25 million in the fourth). Also the fourth quarter included a net gain of $9.2 million principally from the sale of a portion of the company's holding in OptiMark Technologies, Inc.

Operating income in 1998 included restructuring charges of $76.1 million ($16.3 million was recorded in the third quarter, $59.8 million in the fourth quarter). See Note 3 on page 41 of this annual report.

* The sum of quarterly earnings per share does not equal earnings per share for the year due to rounding.


Market and Dividend Information


The company's common stock is listed on the New York Stock Exchange. The class B common stock is not traded. The approximate number of stockholders of record as of January 31, 2000 was 11,313 for common stock and 4,195 for class B common stock. The company paid $.96 per share in dividends in 1999 and in 1998.

==============================================================================
              Market Price 1999                   Market Price 1998
Quarters      -----------------   Dividends       -----------------  Dividends
Ended            High       Low   Paid 1999          High       Low  Paid 1998
------------------------------------------------------------------------------
March 31      $49 1/2   $43 5/8        $.24      $56 3/16   $48 3/4       $.24
June 30        56 3/8    46 5/16        .24       56         45 7/8        .24
September 30   55        49 5/16        .24       59         46 1/2        .24
December 31    71 3/8    53 1/16        .24       50 5/16    41 9/16       .24
==============================================================================


                                            Dow Jones 1999 Annual Report, page 54

                                                 FIVE-YEAR FINANCIAL SUMMARY
                                                  Dow Jones & Company, Inc.
=========================================================================================================================
(dollars in thousands,
 except per share amounts)                    1999              1998              1997              1996            1995
-------------------------------------------------------------------------------------------------------------------------
REVENUES:
Advertising                             $1,225,405        $1,031,210        $1,011,864        $  896,981      $  771,779
Information services                       326,882           670,441         1,101,696         1,125,625       1,092,002
Circulation and other                      449,548           456,455           458,958           458,986         419,980
-------------------------------------------------------------------------------------------------------------------------
    Total revenues                       2,001,835         2,158,106         2,572,518         2,481,592       2,283,761
-------------------------------------------------------------------------------------------------------------------------
EXPENSES:
News, operations and development           520,515           677,381           899,868           820,564         748,945
Selling, administrative and
 general                                   712,765           762,803           895,707           831,270         764,161
Newsprint                                  150,899           163,146           152,478           164,766         157,047
Second class postage and carrier
 delivery                                  121,691           117,649           114,442           110,256         103,497
Depreciation and amortization              103,669           142,439           250,734           217,756         206,070
Restructuring                                2,755            76,115         1,001,263
-------------------------------------------------------------------------------------------------------------------------
    Operating expenses                   1,612,294         1,939,533         3,314,492         2,144,612       1,979,720
-------------------------------------------------------------------------------------------------------------------------
    Operating income (loss)                389,541           218,573          (741,974)          336,980         304,041

OTHER INCOME (DEDUCTIONS):
Investment income                            9,861            12,266             3,473             4,249           5,379
Interest expense                            (5,269)           (7,193)          (19,367)          (18,755)        (18,345)
Equity in losses of associated
 companies                                 (27,907)          (22,253)          (49,311)           (5,408)         14,193
Gain (loss) on disposition of
 businesses and investments                 51,945          (126,085)           52,595            14,315          13,557
Other, net                                    (125)           (3,650)           (9,300)             (121)          4,075
-------------------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes
 and minority interests                    418,046            71,658          (763,884)          331,260         322,900
Income taxes                               145,501            63,083            37,796           147,728         139,878
-------------------------------------------------------------------------------------------------------------------------
Income (loss) before minority
 interests                                 272,545             8,575          (801,680)          183,532         183,022
Minority interests in (earnings)
 losses of subsidiaries                       (116)             (213)             (452)            6,437           6,550
-------------------------------------------------------------------------------------------------------------------------
NET INCOME (LOSS)                       $  272,429        $    8,362        $ (802,132)       $  189,969      $  189,572
=========================================================================================================================
PER SHARE:
Net income (loss):
 Basic                                      $ 3.01            $  .09           $ (8.36)           $ 1.96         $ 1.96
 Diluted                                    $ 2.99            $  .09           $ (8.36)           $ 1.95         $ 1.94

Dividends                                   $  .96            $  .96           $   .96            $  .96         $  .92

Weighted-average shares outstanding:
 Basic                                  90,450,000        95,180,000        95,993,000        96,703,000     96,907,000
 Diluted                                91,151,000        96,404,000        95,993,000        97,371,000     97,675,000
------------------------------------------------------------------------------------------------------------------------
OTHER DATA
Long-term debt, including current portion,
 as a percent of total capital                21.3%             22.7%             23.1%             17.0%          13.9%
Operating income (loss), as
 a percent of revenue                         19.5%             10.1%            (28.8%)            13.6%          13.3%

Newsprint consumption
 (metric tons)                             300,000           278,000           270,000           252,000        224,000
Number of full-time employees
 at year-end                                 8,175             8,253            12,309            11,844         11,232

Cash from operations                    $  297,027        $  307,072        $  459,495        $  405,157     $  371,887
Capital expenditures                       190,739           225,834           347,797           232,178        218,765
Cash dividends                              87,151            91,662            92,116            92,969         89,131
Total assets                             1,530,559         1,484,022         1,919,734         2,759,631      2,598,700
Long-term debt,
 including current portion                 149,945           149,889           234,124           337,618        259,253
Stockholders' equity                       553,490           509,340           780,822         1,643,993      1,601,751
========================================================================================================================